UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Cosan Limited

Consolidated financial statements as of

December 31, 2019 and 2018

Cosan Limited

Consolidated financial statements as of

December 31, 2019 and 2018

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar – Torre A

Caixa Postal 79518 – CEP 04707-970 – São Paulo/SP – Brasil

Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

Independent Auditor’s Report on the consolidated financial statements

To the Board of Directors and Shareholders of

Cosan Limited

Bermuda

Opinion

We have audited the consolidated financial statements of Cosan Limited (“the Company”), which comprise the statement of financial position as at December 31, 2019, the statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, as well as the corresponding notes, comprising the significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cosan Limited as at December 31, 2019, and its consolidated financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in section “Auditors’ responsibilities for the audit of the consolidated financial statements” of our report. We are independent of the Company in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Unbilled revenue
See Note 17 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

On a monthly basis, the Company’s subsidiary Companhia de Gás de São Paulo (Comgás) recognizes revenue from gas sales operations based on the measurement of its customer’s consumption. This consumption measurement and its billing occurs in monthly cycles whose dates may differ from the monthly accounting closing dates.

Unbilled revenue is recognized for that interval of time between the date of the last measurement and the end of the month based on an estimate that takes into account the volume of gas consumed per customer segment and its measurement based on the different applicable tariffs for each segment.

The balance of unbilled revenue for the year ended December 31, 2019 is R$ 622,572 thousand.

Due to the relevance of the unbilled revenue balance and the judgment to estimate the allocation of the gas volume among the customer segments during the interval of time between the date of the last measurement and the end of the month, this matter was considered significant for our audit.

We evaluated the key controls for allocating the gas volume between customer segments during the interval of time between the date of the last measurement and the end of the month.

We performed, among others, the following procedures:

i.   Documental test, based on sampling, of the information that was used by the Company’s subsidiary as the basis for allocating the gas volume per customer segment.

ii.  Recalculation of unbilled revenue by customer segment, including evaluation of the key assumptions used.

iii.   Independent estimate of the allocation of the gas volume per customer segments considering the historical consumption at the end of the year and comparison to the estimated volume per segment calculated by the Company’s subsidiary.

iv.   Comparison of the tariffs used for valuation of revenue per customer segment, with the tariffs determined by the regulatory agency.

v.  Comparison of the average consumption assumption estimated by the Company’s subsidiary with the actual average consumption referring to the billing of the subsequent cycle occurred in January 2020.

vi.   Reconciliation of unbilled revenue balance with accounting records.

We have also considered if the disclosures made in the consolidated financial statements consider the relevant aspects required by the applicable financial reporting frameworks.

Based on the evidence obtained through the procedures summarized above, we considered that the unbilled revenue balance and the corresponding notes are acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Equity method on jointly-controlled entity

See Note 9 to the consolidated financial statements

The key audit matter	How the matter was addressed in our audit

The Company has an indirect interest in the jointly-controlled entity Raízen Energia S.A., which operates in the production and trade of sugar, ethanol and cogeneration of energy, mainly produced from sugarcane bagasse. Due to the segment in which it operates, the valuation of biological assets is subject to a significant judgment involving: estimated harvest area, productivity forecast, discount rates, quantity and projected prices. Due to the relevance of the investment in Raízen Energia S.A. and due to the degree of judgment and estimates used in the valuation of biological assets, this matter was considered significant for our audit.

We planned and communicated the scope of our work, discussed the risks of material misstatement and sent instructions to the auditors of the jointly-controlled entity. We held meetings with the auditors responsible for the jointly-controlled entity, and reviewed and evaluated the work performed on the valuation of biological assets, including the audit evidence obtained and the documentation of the experts involved in the audit of the valuation of biological assets. We have analyzed the communications and reports submitted by the jointly-controlled entity’s auditor, as well as the procedures performed and the conclusions reached, specifically the determination of materiality and the audit procedures performed to address the risks on the valuation of biological assets. We also evaluated the adequacy of the disclosures made in the consolidated financial statements.

As a result of the evidence obtained from the procedures described above, we considered that the procedures performed on the valuation of biological assets of jointly-controlled entity and consequently the effect in the equity pick-up recognized by the Company are acceptable in the context of the consolidated financial statements for the year ended December 31, 2019.

Recoverability of deferred taxes assets

See Note 13 to the consolidated financial statements

The key audit matter	How the matter was addressed in our audit

The Company’s subsidiary Rumo Malha Paulista S.A. recognized deferred taxes asset related to temporary differences and tax loss carry-forward, which are considered recoverable based on the generation of future taxable profits.

The estimated availability of future taxable profits requires judgment for the projections and interpretation of tax laws. The recoverable amount of the deferred taxes assets recognized may vary significantly if different assumptions are applied to the projection of future taxable profits and to the capacity to use tax loss carry-forward, which may impact the deferred taxes assets recognized in the consolidated financial statements and at the effective tax rate of the period. For these reasons, this matter was considered significant for our audit.

We evaluated the key internal controls related to the preparation and review of the projection of future taxable profits, specifically the business plan and budget. We compared the budget approved for the previous year with the actual results incurred in order to confirm the reliability of the projections of future results. With the assistance of our corporate finance specialists, we evaluated the main assumptions used to support the projection of future taxable profits, including (i) expectations of loading related to the production of sugar and grains; (ii) expectation of future freight prices; (iii) availability of transport and port capacity; and (iv) other macroeconomic conditions. Additionally, with the assistance of our tax specialists, we consider the appropriateness of the application of tax laws and tax deductions in calculating the deferred taxes. We also assessed whether the projections indicated sufficient future taxable profits against which the tax loss carry-forward and deductible temporary differences could be used, as well as the adequacy of the disclosures made in the consolidated financial statements.

Based on the evidence obtained from the procedures described above, we considered that the amount of deferred taxes assets and the corresponding disclosures are acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Other information accompanying the consolidated financial statements and the auditor’s report

Management is responsible for the other information comprising the management report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–   Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–   Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 19, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

José Carlos da Costa Lima Junior

Accountant CRC 1SP243339/O-9

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2019	December 31, 2018 (Reclassified)
Assets
Cash and cash equivalents	5.1	8,472,274	3,621,798
Marketable securities	5.2	3,115,503	4,202,835
Trade receivables	5.3	1,786,095	1,545,643
Derivative financial instruments	5.9	144,422	181,815
Inventories	7	787,322	716,290
Receivables from related parties	5.4	58,619	44,680
Income tax receivable		215,578	279,157
Other current tax receivable	6	950,246	796,199
Dividends receivable		23,252	27,320
Other financial assets		81,972	—
Other current assets		356,554	543,853

Total current assets		15,991,837	11,959,590
Trade receivables	5.3	28,299	42,549
Restricted cash	5.2	147,910	115,124
Deferred tax assets	13	1,607,566	1,540,693
Receivables from related parties	5.4	114,722	90,390
Income taxes receivable		168,089	260,330
Other non-current tax receivable	6	726,766	851,492
Judicial deposits	14	943,457	878,807
Other financial assets		69,791	—
Derivative financial instruments	5.9	3,679,988	2,367,042
Contract asset		600,541	227,261
Other non-current assets		245,716	180,655
Investments in associates	8.1	377,707	378,519
Investments in joint ventures	9	7,548,960	8,077,907
Right-of-use assets	10.3	4,469,730	—
Property, plant and equipment	10.1	12,153,136	12,417,822
Intangible assets and goodwill	10.2	16,843,659	16,972,535

Total non-current assets		49,726,037	44,401,126

Total assets		65,717,874	56,360,716

The accompanying notes are an integral part of these financial statements.

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2019	December 31, 2018
Liabilities
Loans, borrowings and debentures	5.5	3,518,225	2,115,305
Leases	5.6	542,475	120,491
Derivative financial instruments	5.9	30,784	3,880
Trade payables	5.7	2,190,264	1,923,920
Salaries and wages		381,337	339,968
Income tax payables		424,138	36,164
Other taxes payable	12	363,051	245,587
Dividends payable		214,104	187,415
Concessions payable	11	9,847	28,797
Payables to related parties	5.4	392,458	355,971
Deferred revenue		7,300	9,473
Other financial liabilities		543,879	455,702
Other current liabilities		299,349	418,145

Total current liabilities		8,917,211	6,240,818
Loans, borrowings and debentures	5.5	25,533,990	20,459,008
Leases	5.6	4,052,413	432,859
Preferred shareholders payable in subsidiaries	5.8	611,537	1,097,490
Derivative financial instruments	5.9	50,267	21,834
Other taxes payable	12	155,070	154,599
Provision for legal proceedings	14	1,354,171	1,363,168
Concessions payable	11	3,445,033	3,179,771
Post-employment benefits	22	705,003	579,870
Deferred tax liabilities	13	3,883,564	4,093,019
Deferred revenue		48,036	42,044
Other non-current liabilities		721,098	726,880

Total non-current liabilities		40,560,182	32,150,542

Total liabilities		49,477,393	38,391,360

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		887,165	3,112,274
Accumulated other comprehensive loss		(805,471)	(587,173)
Retained earnings		5,314,843	4,083,974
Equity attributable to:
Owners of the Company		5,401,865	6,614,403
Non-controlling interests	8.2	10,838,616	11,354,953

Total shareholders’ equity		16,240,481	17,969,356

Total shareholders’ equity and liabilities		65,717,874	56,360,716

The accompanying notes are an integral part of these financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2019	December 31, 2018 (Restated) [1]	December 31, 2017 (Restated) [1]
Net sales	17	20,611,409	16,834,768	13,579,021
Cost of sales	18	(14,160,233)	(12,108,305)	(9,224,314)

Gross profit		6,451,176	4,726,463	4,354,707

Selling expenses	18	(1,122,866)	(1,019,234)	(1,068,451)
General and administrative expenses	18	(1,236,062)	(975,540)	(923,712)
Other income (expenses), net	19	404,686	747,282	889,775

Operating expenses		(1,954,242)	(1,247,492)	(1,102,388)

Profit before equity in earnings of investees, financial results and taxes		4,496,934	3,478,971	3,252,319

Interest in earnings of associates	8.1	1,231	45,066	10,794
Interest in earnings of joint ventures	9	1,131,406	946,282	985,090

Equity in earnings of investees		1,132,637	991,348	995,884
Finance expense		(3,690,578)	(2,836,763)	(3,687,335)
Finance income		974,604	1,032,158	870,750
Foreign exchange, net		(526,946)	(1,552,366)	(199,471)
Derivatives		1,275,297	1,758,549	282,704

Finance results, net	20	(1,967,623)	(1,598,422)	(2,733,352)
Profit before taxes		3,661,948	2,871,897	1,514,851

Income taxes	13
Current		(1,000,057)	(464,867)	(134,517)
Deferred		220,461	(295,620)	(293,838)

		(779,596)	(760,487)	(428,355)

Profit from continuing operations		2,882,352	2,111,410	1,086,496
Profit (loss) from discontinued operation, net of tax	24	11,021	(28,230)	(40,199)

Profit for the year		2,893,373	2,083,180	1,046,297

Other comprehensive income (loss)	15
Items that will not be reclassified to profit or loss
Gain on share subscription of a subsidiary		—	—	9,000
Actuarial loss on defined benefit plan		(117,302)	(82,286)	(24,121)
Taxes over actuarial loss on defined benefit plan		35,590	27,977	8,201

		(81,712)	(54,309)	(6,920)

1	For details on this restated, see note 24.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2019		December 31, 2018 (Restated) [1]		December 31, 2017 (Restated) [1]
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation effects			27,788		(161,574)		(50,085)
Gain (loss) on cash flow hedge in joint ventures			(256,486)		6,883		204,611
Changes in fair value of financial assets			192		244		3,459

			(228,506)		(154,447)		157,985
Other comprehensive income for the year, net of tax			(310,218)		(208,756)		151,065

Total comprehensive income for the year			2,583,155		1,874,424		1,197,362

Profit attributable to:
Owners of the Company			1,316,341		975,448		551,021
Non-controlling interests			1,577,032		1,107,732		495,276

			2,893,373		2,083,180		1,046,297
Total comprehensive income attributable to:
Owners of the Company			1,485,112		782,487		637,263
Non-controlling interests			1,098,043		1,091,937		560,099

			2,583,155		1,874,424		1,197,362

Earnings per share	16
Basic earnings per share		R$	5.7850	R$	3.9970	R$	2.0950
Diluted earnings per share		R$	5.5510	R$	4.1120	R$	2.0470
Earnings per share from continuing operations	16
Basic earnings per share		R$	5.7360	R$	3.8270	R$	2.2480
Diluted earnings per share		R$	5.5050	R$	3.9500	R$	2.1960

1	For details on this restated, see note 24.

The accompanying notes are an integral part of these financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Net income for the year	—	—	—	551,021	551,021	495,276	1,046,297
Other comprehensive income
Gain on cash flow hedge in joint ventures	—	—	127,994	—	127,994	76,617	204,611
Foreign currency translation effects	—	—	(42,055)	—	(42,055)	(8,030)	(50,085)
Actuarial loss on defined benefit plan	—	—	(7,445)	—	(7,445)	(8,475)	(15,920)
Gain on share subscription of subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of financial assets	—	—	2,150	—	2,150	1,309	3,459

Total comprehensive income for the year	—	—	86,242	551,021	637,263	560,099	1,197,362

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	2,052,962	2,052,962
Dividends—non-controlling interests	—	(19,725)	—	—	(19,725)	19,725	—
Share options exercised—Subsidiaries	—	23,477	—	—	23,477	13,489	36,966
Dividends	—	—	—	(64,921)	(64,921)	(727,224)	(792,145)
Business combination	—	(704,225)	—	—	(704,225)	—	(704,225)
Share-based payment transactions	—	55,478	—	—	55,478	8,180	63,658

Total contributions by and distributions to owners of the Company	—	(644,995)	—	(64,921)	(709,916)	1,367,132	657,216

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(161,053)	—	—	(161,053)	(643,861)	(804,914)

At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

The accompanying notes are an integral part of these financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

Adjustment on initial application of IFRS 9, net of tax	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725

Net income for the year	—	—	—	975,448	975,448	1,107,732	2,083,180
Other comprehensive income (note 15):
Gain on cash flow hedge in joint ventures	—	—	4,961	—	4,961	1,922	6,883
Foreign currency translation effects	—	—	(169,823)	—	(169,823)	8,249	(161,574)
Actuarial loss on defined benefit plan	—	—	(28,245)	—	(28,245)	(26,064)	(54,309)
Change in fair value of financial assets	—	—	146	—	146	98	244

Total comprehensive income for the year	—	—	(192,961)	975,448	782,487	1,091,937	1,874,424

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(12,368)	—	—	(12,368)	12,368	—
Share options exercised—Subsidiaries	—	14,795	—	—	14,795	9,753	24,548
Dividends	—	—	—	(69,622)	(69,622)	(355,871)	(425,493)
Business combination	—	—	—	—	—	7,199	7,199
Share-based payment transactions	—	44,122	—	—	44,122	9,496	53,618

Total contributions by and distributions to owners of the Company	—	46,549	—	(69,622)	(23,073)	(317,055)	(340,128)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(179,818)	—	—	(179,818)	(435,847)	(615,665)

At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

The accompanying notes are an integral part of these financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

Initial adoption of IFRS 16, net of tax—Note 3.3	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)

At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965

Net income for the year	—	—	—	1,316,341	1,316,341	1,577,032	2,893,373
Other comprehensive income (Note 15):
Loss on cash flow hedge in joint ventures	—	—	(155,007)	—	(155,007)	(101,479)	(256,486)
Foreign currency translation effects	—	—	(11,220)	—	(11,220)	39,008	27,788
Actuarial loss on defined benefit plan	—	—	(52,189)	—	(52,189)	(29,523)	(81,712)
Changes in fair value of financial assets	—	—	118	—	118	74	192

Total comprehensive income for the year	—	—	(218,298)	1,316,341	1,098,043	1,485,112	2,583,155

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	(11,938)	(11,938)
Dividends—non-controlling interests	—	(11,650)	—	—	(11,650)	11,650	—
Prescribed Dividends—note 5.4	—	—	—	12,499	12,499	8,252	20,751
Dividends	—	—	—	—	—	(243,317)	(243,317)
Treasury shares acquired—note 15	—	(1,141,302)	—	—	(1,141,302)	—	(1,141,302)
Stock option exercised	—	(11,811)	—	—	(11,811)	(1,302)	(13,113)
Share-based payment transactions	—	42,222	—	—	42,222	—	42,222

Total contributions by and distributions to owners of the Company	—	(1,122,541)	—	12,499	(1,110,042)	(236,655)	(1,346,697)

Transactions with owners of the Company
Change of shareholding interest in subsidiary—note 8.2	—	(1,102,568)	—	—	(1,102,568)	(1,387,374)	(2,489,942)

At December 31, 2019	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481

The accompanying notes are an integral part of these financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2019	December 31, 2018 (Restatement) ¹	December 31, 2017 (Restatement) ¹
Cash flows from operating activities
Profit before taxes		3,661,948	2,871,897	1,514,851
Adjustments for:
Depreciation and amortization		2,287,875	2,051,824	1,928,423
Lease and concession		—	199,405	193,252
Interest in earnings of associates	8.1	(1,231)	(45,066)	(10,794)
Interest in earnings of joint ventures	9	(1,131,406)	(946,282)	(985,090)
Loss on disposals assets		36,045	684	42,804
Share-based payment		101,283	55,246	52,016
Legal proceedings provision		102,811	113,829	172,351
Indexation charges, interest and exchange, net		2,125,655	1,807,037	2,845,400
Deferred revenue		(8,271)	(10,507)	(16,032)
Provisions for employee benefits		229,812	184,228	164,105
Allowance for doubtful accounts		6,630	14,603	31,838
Sales of credit rights	19	(410,000)	—	(1,039,966)
Indemnity	19	—	(726,000)	—
Recovering tax credits		(165,398)	(326,987)	—
Other		(109,421)	(4,828)	(20,026)

		6,726,332	5,239,083	4,873,132
Changes in:
Trade receivables		(145,933)	(146,910)	(252,417)
Inventories		(90,880)	(11,959)	(40,664)
Other current tax, net		179,622	(316,348)	(225,969)
Income tax		(407,477)	(319,530)	(111,234)
Related parties, net		22,827	(57,368)	(1,708)
Trade payables		383,459	371,054	175,984
Employee benefits		(198,312)	(158,451)	(119,718)
Provision for legal proceedings		(187,292)	(132,215)	(79,206)
Other financial assets		26,525	40,106	90,966
Judicial deposits		(62,727)	(76,017)	(32,224)
Discontinued operation		(17,615)	(22,585)	(23,790)
Cash received on sale of credit rights		410,000	1,340,000	—
Post-employment benefits		(39,387)	(34,904)	(30,617)
Concessions payable		(474)	(105,848)	(111,922)
Other assets and liabilities, net		(301,931)	(230,179)	(22,512)

		(429,595)	138,846	(785,031)
Net cash generated by operating activities		6,296,737	5,377,929	4,088,101

Cash flows from investing activities
Capital contribution in associates	8.1	(31,113)	(7,517)	(15,320)
Acquisition of subsidiary, net of cash acquired		(9,837)	(135,648)	(116,514)
Sales (purchases) marketable securities		1,230,431	(149,251)	(2,329,043)
Restricted cash		(31,439)	111,672	(24,635)
Dividends received from associates		17,690	15,327	13,929
Dividends received from joint ventures		1,462,625	1,292,127	1,346,460
Other financial assets		(17,022)	—	—
Acquisition of property, plant and equipment, intangible assets, right-of-use assets and contract assets		(2,762,937)	(2,628,153)	(2,457,066)
Net cash from sale of discontinued operations		432	857	(3,270)
Cash received on sale of fixed assets, and intangible assets		10,578	1,817	8,097

Net cash used in investing activities		(130,592)	(1,498,769)	(3,577,362)

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2019	December 31, 2018 (Restatement) ¹	December 31, 2017 (Restatement) ¹
Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	9,352,123	3,685,290	6,105,332
Repayment of principal on loans, borrowings and debentures	5.5	(4,422,026)	(5,301,421)	(3,701,961)
Payment of interest on loans, borrowings and debentures	5.5	(1,384,184)	(1,454,712)	(1,591,549)
Payment of derivative financial instruments		(126,986)	(1,097,659)	(586,039)
Receipt of derivative financial instruments		251,545	1,384,506	313,443
Payment of principal on leases	5.6	(423,283)	(384,752)	(348,114)
Payment of interest on leases	5.6	(249,325)	(150,799)	(283,430)
Repayment of real estate credit certificates		—	(91,842)	(129,503)
Capital integralization from non-controlling interest		453,082	—	1,991,169
Payments to redeem entity’s shares	15	(1,141,302)	(607,932)	(780,931)
Non-controlling interest subscription		1,192	4,163	20,375
Acquisition of non-controlling interests (i)		(3,086,642)	(268,322)	(554,045)
Dividends paid		(202,320)	(448,841)	(1,089,840)
Dividends paid—Preferential shares	5.8	(535,832)	(422,639)	—
Discontinued operation		1,543	24,003	32,161
Payment of share-based compensation		(45,961)	—	—
Share options exercised		—	24,548	37,184

Net cash used in financing activities		(1,558,376)	(5,106,409)	(565,748)

Increase (decrease) in cash and cash equivalents		4,607,769	(1,227,249)	(55,009)

Cash and cash equivalents at beginning of year		3,621,798	4,555,177	4,499,588

Effect of exchange rate fluctuations on cash held		242,707	293,870	110,598

Cash and cash equivalents at end of year		8,472,274	3,621,798	4,555,177

Additional information
Income tax paid		287,451	315,278	90,099

1	For details on restatement, see Note 24 to the consolidated financial statements.
(i)

Acquisition shares issued by Companhia de Gás de São Paulo—Comgás (22,597,886 preferred shares and 2,527,682 common shares) were acquired by the subsidiary Cosan SA, representing 19.03% of Comgás’ share capital in amount of R$2,067,297. In addition, the Company acquired common shares issued by Cosan Logística SA (“Cosan Logística”) in the amount of R$78,464 and Cosan SA in the amount of R$940,881, totaling a share acquisition effect in the amount of R$ 3,086,642.

Non-cash transaction

i.

In 2018, intangible addition in the amount of R$ 128,654 and consideration payable in the amount of R$ 129,038 related to the new agreement entered between the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Exxon Mobil Lubricants Trading Company (“Exxon Mobil”) (note 1).

ii.

Currently, its subsidiaries buy assets with payment in installments, do not generate losses in the export of cash. In the years analyzed, there were acquisitions of assets for the construction of the distribution network with payment in installments, in the amount of R$ 123,011 and other assets in the amount of R$ 55,621.

iii.	Contingent consideration asset receivable in the subsidiary Lubes Investments Limited (“CLI”), with deferred payment terms in the amount of R$134,637 (Note 8.2).

iv.	Recognition of litigation indemnification in the amount of R$50,284.

The accompanying notes are an integral part of these financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

v.

Recognition of tax assets related to the exclusion of a tax on sales and services which applies to goods, and transportation and communication (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” from the calculation basis of PIS and COFINS (respectively, the profit participation contributions due on certain revenues net of some expenses) contributions to the subsidiaries Cosan S.A., Rumo S.A. (“Rumo”), Companhia de Gás de São Paulo – Comgás (“Comgás”) and CLE, in the total amount of R$364,626 (R$420,229 in 2018), which R$ 165,398 (R$326,987 in 2018), is recorded under “Other income (expenses) (note 19),” R$63,899 (R$93,243 in 2018) as of “Finance results” and R$135,329 through equity method referring to the investments in joint ventures (note 9).

vi.	Settlement of receivables with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), in the amount of R$ 23,144 without cash effect, through the receipt of equity instruments.

vii.	Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A (“Payly”) in the amount of R$ 11,056, through capitalization of expenses that would be reimbursed to Cosan S.A.

viii.	Recognition of right-of-use in the amount of R$ 2,916,632 (note 10.3) referring to the North-South Railroad Concession agreement and R$ 76,763 related to other lease agreements.

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 64.59% and 73.49% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

On February 23, 2017, TPG VI Fundo de Investimento em Participações (“TPG”), a shareholder of Rumo, exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A. pursuant to the shareholders’ agreement entered into in 2010, subsequently added, between Cosan Logística, TPG, GIF, Cosan S.A. and the Company. Cosan S.A. and GIF agreed to settle financially the stock replacement obligation through of payment of R$ 275,780 and the shares received were valued at fair value in the amount of R$ 97,924 and recorded as capital reserve.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. (“Shell Brazil”) exercised their put option on the shares issued by Comgás S.A. against Cosan S.A., which transferred its 16.77% of Comgás S.A share capital to Cosan S.A. and received from Cosan 17,187,937 shares issued by Cosan S.A. (4.21% share capital).

On December 21, 2017, there was a sale of credit rights related to the assets recorded in the statement of financial position and also the contingent assets in the amount of R$ 1,340,000 (“purchase price”), arising from certain lawsuits, aiming at condemning the Union as a result of the fixing of sugar and alcohol prices below their cost of production. The amount was received on January 31, 2018, as shown at statement of cash flows.

On March 19, 2018, the subsidiary CLE entered into an agreement with Exxon Mobil which grants the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

On April 19, 2018, the Company submitted to the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” a proposal relating to the discontinuation of our BDR program pursuant to the procedure set forth in the B3’s Issuer Guide. Once completed, we will take the requisite steps to complete our deregistration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” and the delisting of our BDRs from the B3. The discontinuation of our BDR program is intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

On April 20, 2018, the General Meeting approved the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. by “Rumo”, so that the merged companies will be extinguished and “Rumo” will succeed the merged ones. This transaction serves the interest of the parties and their shareholders, generating benefits to the parties by providing administrative efficiency and reducing operating costs. In addition, the incorporation of PGT S.A. was approved by ALL Armazéns Gerais Ltda.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into a contract for the acquisition of Shell’s downstream business in Argentina through the acquisition of 100% of the shares issued by Shell Compañía Argentina de Petróleo S.A and Energina Compañía Argentina de Petróleo S.A. (“Shell Argentina”). The acquisition process was completed on October 1, 2018, per amount of R$ 3,917,438.

At May 31, 2018, Cosan through its subsidiary Cosan Lubes Investments Limited (“CLI”), acquired control of the companies TTA—SAS Techniques et Technologie Appliquées (“TTA”), LubrigrupoII, S.A. (“LubrigrupoII”), in the amount of R$ 44,235 and R$ 11,339, respectively, generating an additional goodwill in the Lubricants segment of R$ 23,618 and R$ 6,856, respectively. The transferred consideration, net of cash received, totaled R$ 33,028 and R$ 10,044, respectively.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

On June 30, 2018, the contingent consideration regarding the acquisition of Stanbridge Group Limited (“Stanbridge”) in November 2017 by the subsidiary Moove Lubricants Limited (“Moove Lubricants”) – previously known as “Comma Oil and Chemicals Limited,” was increased by R$ 31,726 (Note 10.2), due to the fulfillment of certain contractual conditions that resulted in an adjustment to the acquisition accounting.

Additionally, part of the purchase price was allocated in “Customer Relationship” at the amount of R$ 136,499 (Note 10.2), which represents a measurement period adjustment.

On August 7, 2018, BNDES approved financing in the amount of R$ 2,887,298, for the subsidiary Rumo, to support investments in the concession of rail freight transportation. On December 27, 2018, the amount of R$ 799,999 was raised.

At December 20, 2018, Cosan through its subsidiary CLI, acquired control of the company Commercial Lubricants, LLC (d/b/a Metrolube) (“Metrolube”), in the preliminary amount of R$ 112,858, generating an additional goodwill in the Lubricants segment of R$ 67,548. The transferred consideration, net of cash received, totaled R$ 112,858.

On December 21, 2018, an investment agreement was signed between the subsidiary CLI and CVC Fund VII (“CVC”), through the issuance of new common shares representing approximately 30% of Moove’s capital, (note 8.2).

On January 3, 2019, the Company acquired 14,228,134 of our Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately R$473,456 excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan Limited as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining. As of September 30, 2019, a Company purchased 10,114,806 of our class A common shares pursuant to a public offering and a purchase price of $ 15.69 per share, with an approximate total cost of R$ 654,217 excluding taxes and other related expenses. These shares represent 6.8% of the issued and outstanding Class A common shares of Cosan Limited as of December 31, 2018. After the purchase effect, 125,477,259 class A shares are outstanding.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

On March 28, 2019, Rumo won the International Competition (Bidding) organized by National Land Transportation Agency (“ANTT”) to operate the railway network located between the cities of Porto Nacional, in the state of Tocantins, and Estrela d’Oeste, in the state of São Paulo. Rumo’s bid was R$2,719,530 (R$ 2,916,632 adjusted with contractual parameters). The concession agreement guarantees the right to operate the railway network for a period of 30 years from the date of signature on July 31, 2019.

On April 24, 2019, the Company announced the cancellation of 32,239,807 Class A common shares held in treasury, representing 11.91% of Cosan Limited’s share capital. After the cancellation, remaining 142,115,534 total Class A common shares.

On May 31, 2019, the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” resolved on the 4th Ordinary Tariff Review regarding the update of Comgás subsidiary rates, applied from that date, on all segments. The annual adjustment consists essentially of the inflation by reference to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” and the transfer of the gas and transportation cost variation, as defined by Petrobras. The process of the 3rd Tariff Review, contractually scheduled to take place in May 2014, remains unfinished.

On June 11, 2019, the Board of Directors of Comgás, with the assent of the Fiscal Council, considering that the capital stock became excessive for the normal development of the Company’s business and for the achievement of its corporate purpose, approved the proposal. reduction of the Company’s capital stock, in the amount of R $ 1,500,000 without cancellation of shares, maintaining unchanged the percentage of the shareholders’ interest in the Company’s capital stock, with the refund in cash to the shareholders of part of their actions. Upon such reduction, the Company’s capital will increase from R$ 2,036,315 to R$ 536,315. At the date of approval of these interim financial statements, the aforementioned capital reduction process had not yet been implemented, and the Company’s capital stock remained unchanged compared to the immediately preceding period.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

On November 1st, 2019, the jointly-controlled subsidiary Raízen Combustíveis and FEMSA Comercio, SA de CV (“FEMSA Comercio”) formed a joint venture, called Rede Integrada de Lojas de Convenências e Proximidade S.A., in which it was considered an Enterprise Value of R $ 1,122,000, with effect on equity in results of investments in jointly-controlled subsidiaries of R $ 528,967 (note 9), resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of the joint venture.

On December 6, 2019, ARSESP published Resolution 933, approving the amount of R$ 697,233 in April 2018 currency, prior to monetary updates, as a result of the 3rd Ordinary Tariff Review, a be applied in the manner that may be defined by the Granting Authority until May 31, 2020. With the publication of the aforementioned Resolution, there are no more tariff discussions related to previous periods with the Regulatory Agency. The amount indicated in the resolution was not recognized in these financial statements, because it does not comply with accounting standards.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

2	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 14, 2020.

3	Accounting policies

Accounting policies are included in the notes, except those described below:

3.1	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (U.S.$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar, Euro or the Pound Sterling.

The assets and liabilities derived from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Brazilian Reais using the exchange rates at the reporting date. Income and expenses of foreign operations are translated to Brazilian Reais using the exchange rates at the dates of the transactions.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign currency translation are recognized and presented in other comprehensive income (loss) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

a)	assets and liabilities have been translated using the exchange rate at the statement of financial position date;

b)	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

c)	shareholders’ equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders’ equity in “Foreign currency translation effects.”

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity method investments are prepared based on their respective functional currencies. For subsidiaries whose functional currency is a currency other than the Brazilian Real, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using monthly average exchange rates and shareholders’ equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

The exchange rates of the Real (R$) for the functional currencies of its subsidiaries on December 31, 2019 and 2018 are:

Currency	December 31, 2019	December 31, 2018
United States dollar (USD)	4.0307	3.8748
Pound Sterling (GBP)	5.3270	4.9617
Euro (EUR)	4.5305	4.4390

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.2	Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

i.	Note 5.3—Trade receivables
ii.	Note 5.10—Recognized fair value measurements
iii.	Note 9—Investments in joint ventures
iv.	Notes 10.1 e 10.2—Property, plant and equipment, Intangible assets and goodwill
v.	Note 11.1—Commitments
vi.	Note 13—Income tax
vii.	Note 14—Provision for legal proceedings
viii.	Note 22—Post-employment benefits

3.3	Changes in significant accounting policies

i. IFRS 16

The Company has adopted IFRS 16 Leases modified retrospective from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new accounting policies are disclosed in note 5.6.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities follow a range from 4.00% to 12.70% per year.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

The joint ventures Raízen Energia S.A. and Raízen Combustíveis S.A. recognized the lease liability and the right to use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics (note 9).

a)	Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

◾	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

◾	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019;

◾	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;

◾	did not recognize right-of-user assets and liabilities for lease of low value assets;

◾	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

◾	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b)	Impact on statement of financial position on January 1, 2019:

January 1, 2019
Current assets
Other current assets	1,526
Non-current assets
Other non-current assets	7,520
Deferred tax assets	41,709
Right-of-use assets	892,219

Total on non-current assets	941,448

Total on assets	942,974
Current liabilities
Leases	(65,680)
Non-current liabilities
Leases	(1,352,685)

Total on liabilities	(1,418,365)
Shareholders’ equity
Retained earnings	475,391

Total on shareholders’ equity	475,391

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Measurement

The associated right-of-use assets to the concession were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the interest rate implied in the lease or, if that rate cannot be determined immediately, the incremental loan rate of Company and its subsidiaries. Generally, the Company uses its incremental loan rate as the discount rate.

The Company has applied a judgment to determine the lease term of some contracts that include renewal options. The evaluation of whether the Company is reasonably certain to exercise these options has an impact on the term of the lease, which significantly affects the value of lease liabilities and recognized right-of-use assets. The extension and termination options are included in several lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

3.4	Other standards and interpretations effective as of January 1, 2019, without effects on the financial statements

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting of income taxes when tax treatment involves uncertainty that affects the application of IAS 12 and does not apply to taxes or charges outside the scope of IAS 12, nor does it specifically treatment of interest and penalties associated with uncertain taxes.

The Company is subject to examination by the tax authorities, with the past five tax years counted as of December 31, 2019. The Company has audits in progress at various stages of completion, some of which may be completed within the next 12 months. However, at that time, the Company had no uncertainties regarding the treatment of income tax.

The Company has not identified effects of interpretation adoption IFRIC 23 that could affect the Company accounting policies and its interim consolidated financial statements.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

4	Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”).

Reported segments:

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, conveniences, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.	Comgás: distribution of piped natural gas to part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

iv.	Logistic: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment; and

v.

Moove: production and distribution of Mobil brand licensed lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States and the European market, under the Comma brand for the European and Asian markets and corporate activities.

Reconciliation:

i.

Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects.”

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2019

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	30,458,300	92,116,093	17,655,659	12,007,634	5,072,163	7,473,730	106	(140,230,052)	(37,047)	24,516,586
Domestic market (i)	24,180,375	90,619,697	17,655,659	12,007,634	4,948,678	7,232,158	106	(132,455,731)	(37,047)	24,151,529
External market (i)	6,277,925	1,496,396	—	—	123,485	241,572	—	(7,774,321)	—	365,057
Net sales	28,835,309	87,946,233	12,567,921	9,514,222	4,046,296	7,087,840	98	(129,349,463)	(37,047)	20,611,409
Cost of sales	(26,951,969)	(84,137,215)	(11,340,151)	(6,402,338)	(3,185,745)	(4,608,781)	(416)	122,429,335	37,047	(14,160,233)
Gross profit	1,883,340	3,809,018	1,227,770	3,111,884	860,551	2,479,059	(318)	(6,920,128)	—	6,451,176
Selling expenses	(866,330)	(1,489,100)	(713,874)	(614,492)	(492,482)	(6,983)	(8,909)	3,069,304	—	(1,122,866)
General and administrative expenses	(621,843)	(486,149)	(124,674)	(404,441)	(173,212)	(364,555)	(293,854)	1,232,666	—	(1,236,062)
Other income (expenses), net	136,695	1,810,364	73,942	(31,534)	31,806	(24,084)	428,498	(2,021,001)	—	404,686
Interest in earnings of associates	—	115,168	—	—	439	21,876	2,822,914	(115,168)	(2,843,998)	1,231
Interest in earnings of joint ventures	(12,179)	4,973	—	—	—	—	1,131,406	7,206	—	1,131,406
Financial results	(759,350)	(216,381)	(320,506)	(180,381)	(96,794)	(1,197,817)	(492,631)	1,296,237	—	(1,967,623)
Finance expense	(1,449,680)	(649,509)	(81,237)	(495,958)	(38,514)	(1,871,221)	(1,284,885)	2,180,426	—	(3,690,578)
Finance Income	471,581	268,801	26,954	315,634	22,385	202,875	433,710	(767,336)	—	974,604
Foreign exchange losses, net	(36,107)	(259,014)	(276,256)	(27,518)	(92,989)	(205,839)	(200,600)	571,377	—	(526,946)
Derivatives	254,856	423,341	10,033	27,461	12,324	676,368	559,144	(688,230)	—	1,275,297
Income tax (expense)benefit	117,371	(1,013,037)	(27,490)	(588,389)	(55,206)	(129,247)	(6,754)	923,156	—	(779,596)

Profit (loss) from continuing operations	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Profit (loss) from discontinued operations	—	—	—	—	—	—	11,021	—	—	11,021
Net income attributable to:
Owners of the Parent	(183,784)	2,467,692	115,168	1,255,369	72,971	157,216	3,586,632	(2,399,076)	(3,755,847)	1,316,341
Non-controlling interests	61,488	67,164	—	37,278	2,131	621,033	4,741	(128,652)	911,849	1,577,032

	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,591,373	(2,527,728)	(2,843,998)	2,893,373
Other select data:
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877
EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448
Additions to PP&E, intangible and Contracts assets	2,902,907	339,987	343,367	775,769	32,854	1,943,063	11,251	(3,586,261)	—	2,762,937
Reconciliation of EBITDA:
Profit (loss) for the year	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Income tax and social contribution	(117,371)	1,013,037	27,490	588,389	55,206	129,247	6,754	(923,156)	—	779,596
Financial results, net	759,350	216,381	320,506	180,381	96,794	1,197,817	492,631	(1,296,237)	—	1,967,623
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877

EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2018 (restated)

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	21,296,564	85,793,511	4,497,337	8,695,208	4,381,188	6,988,737	—	(111,587,412)	(40,128)	20,025,005
Domestic market	16,271,074	83,350,683	4,497,337	8,695,208	4,242,819	6,689,177	—	(104,119,094)	(40,128)	19,587,076
External market	5,025,490	2,442,828	—	—	138,369	299,560	—	(7,468,318)	—	437,929
Net sales	19,798,546	81,960,154	3,243,937	6,840,011	3,449,949	6,584,937	(1)	(105,002,637)	(40,128)	16,834,768
Cost of sales	(18,136,443)	(78,223,747)	(3,074,701)	(4,901,715)	(2,781,084)	(4,465,634)	—	99,434,891	40,128	(12,108,305)
Gross profit	1,662,103	3,736,407	169,236	1,938,297	668,865	2,119,302	(1)	(5,567,746)	—	4,726,463
Selling expenses	(768,831)	(1,378,292)	(128,443)	(613,046)	(393,317)	(12,871)	—	2,275,566	—	(1,019,234)
General and administrative expenses	(664,690)	(479,848)	(46,400)	(367,670)	(132,336)	(301,698)	(173,836)	1,190,938	—	(975,540)
Other income (expenses), net	570,343	455,250	11,566	763,608	2,393	(65,303)	46,584	(1,037,159)	—	747,282
Interest in earnings of associates	—	(9,954)	—	—	(349)	10,179	2,119,282	9,953	(2,084,045)	45,066
Interest in earnings of joint ventures	22,139	1	—	—	—	—	946,282	(22,140)	—	946,282
Financial results	(318,335)	(445,909)	(7,692)	78,773	(27,279)	(1,208,820)	(441,096)	771,936	—	(1,598,422)
Finance expense	(968,066)	(460,734)	(12,818)	(504,071)	(35,157)	(1,518,156)	(786,042)	1,441,618	6,663	(2,836,763)
Finance Income	583,546	206,718	5,686	581,181	9,928	224,531	223,181	(795,950)	(6,663)	1,032,158
Foreign exchange losses, net	(90,780)	(763,008)	(560)	(93,780)	(26,875)	(668,064)	(763,647)	854,348	—	(1,552,366)
Derivatives	156,965	571,115	—	95,443	24,825	752,869	885,412	(728,080)	—	1,758,549
Income tax (expense) benefit	9,007	(443,136)	(8,221)	(540,995)	(49,439)	(268,439)	98,386	442,350	—	(760,487)

Profit (loss) from continuing operations	511,736	1,434,519	(9,954)	1,258,967	68,538	272,350	2,595,601	(1,936,302)	(2,084,045)	2,111,410
Profit (loss) from discontinued operations	—	—	—	—	—	—	(28,230)	—	—	(28,230)
Net income attributable to:
Owners of the Parent	507,580	1,386,361	(9,954)	1,008,190	67,882	54,114	2,562,278	(1,883,988)	(2,717,015)	975,448
Non-controlling interests	4,156	48,158	—	250,777	656	218,236	5,093	(52,314)	632,970	1,107,732

	511,736	1,434,519	(9,954)	1,258,967	68,538	272,350	2,567,371	(1,936,302)	(2,084,045)	2,083,180
Other select data:
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	4,029	(2,414,709)	—	2,051,824
EBITDA	2,968,519	2,514,678	82,099	2,185,706	237,228	3,240,915	2,942,340	(5,565,297)	(2,084,045)	6,522,143
Additions to PP&E, intangible and contracts assets	2,571,359	51,424	343,367	531,739	47,346	1,996,746	52,322	(2,966,150)	—	2,628,153
Reconciliation of EBITDA:
Profit (loss) for the year	511,736	1,434,519	(9,954)	1,258,967	68,538	272,350	2,595,601	(1,936,302)	(2,084,045)	2,111,410
Income tax and social contribution	(9,007)	443,136	8,221	540,995	49,439	268,439	(98,386)	(442,350)	—	760,487
Financial results, net	318,335	445,909	7,692	(78,773)	27,279	1,208,820	441,096	(771,936)	—	1,598,422
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	4,029	(2,414,709)	—	2,051,824

EBITDA	2,968,519	2,514,678	82,099	2,185,706	237,228	3,240,915	2,942,340	(5,565,297)	(2,084,045)	6,522,143

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017 (restated)
	Reported segments					Reconciliation
	Raízen Energia	Raízen Combustĺveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations/ adjustments	Consolidated
Statement of profit or loss:
Gross sales	14,060,676	75,681,280	7,097,156	2,787,145	6,332,656	—	(89,741,956)	(34,706)	16,182,251
Domestic market	7,903,059	74,080,815	7,097,156	2,730,321	6,062,622	—	(81,983,874)	(34,706)	15,855,393
External market	6,157,617	1,600,465	—	56,824	270,034	—	(7,758,082)	—	326,858
Net sales	13,152,678	72,789,148	5,537,857	2,129,523	5,946,349	(1)	(85,941,826)	(34,706)	13,579,022
Cost of sales	(10,907,652)	(68,875,292)	(3,492,375)	(1,545,657)	(4,220,988)	—	79,782,944	34,706	(9,224,314)
Gross profit	2,245,026	3,913,856	2,045,482	583,865	1,725,361	(1)	(6,158,882)	—	4,354,707
Selling expenses	(803,157)	(1,345,847)	(652,901)	(386,705)	(28,846)	—	2,149,004	—	(1,068,452)
General and administrative expenses	(618,064)	(455,743)	(344,990)	(94,002)	(285,408)	(199,311)	1,073,807	—	(923,711)
Other income (expense), net	(107,954)	312,187	(26,424)	(3,677)	(3,305)	923,182	(204,233)	—	889,776
Financial results	129	(359,767)	(225,541)	(54,370)	(1,665,842)	(787,598)	359,638	—	(2,733,351)
Finance expense	(905,213)	(251,038)	(623,924)	(46,250)	(1,900,092)	(1,117,400)	1,156,251	331	(3,687,335)
Finance income	681,362	134,904	398,758	17,805	261,661	192,857	(816,266)	(331)	870,750
Foreign exchange losses, net	(54,866)	(105,513)	(11,501)	(7,478)	(127,508)	(52,984)	160,379	—	(199,471)
Derivatives	278,846	(138,120)	11,126	(18,447)	100,097	189,929	(140,726)	—	282,705
Interest in earnings of associates	(54,544)	—	—	(7,665)	4,243	1,106,285	54,544	(1,092,070)	10,793
Interest in earnings of joint ventures	—	—	—	—	—	985,090	—	—	985,090
Income tax expense benefit	(78,937)	(615,806)	(235,972)	(20,141)	(10,215)	(162,028)	694,743	—	(428,356)

Profit (loss) from continuing operations	582,499	1,448,880	559,654	17,305	(264,012)	1,865,619	(2,031,379)	(1,092,070)	1,086,496
Profit (loss) from discontinued operations	—	—	—	—	—	(40,199)		—	(40,199)

Total net income attributable to:
Owners of the Company	582,499	1,389,260	364,449	17,305	(57,675)	1,818,472	(1,971,759)	(1,591,530)	551,021
Non— controlling interests	—	59,620	195,205	—	(206,337)	6,948	(59,620)	499,460	495,276

	582,499	1,448,880	559,654	17,305	(264,012)	1,825,420	(2,031,379)	(1,092,070)	1,046,297
Other selected data:
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	7,083	(2,767,008)	—	1,928,423
EBITDA	2,792,395	3,060,373	1,517,922	174,714	2,753,732	2,822,328	(5,852,768)	(1,092,070)	6,176,626
Additions to PP&E, intangible and biological assets	2,226,162	853,975	352,958	48,612	2,045,390	10,107	(3,080,137)	—	2,457,067

Reconciliation of EBITDA:
Profit (loss) for the year	582,499	1,448,880	559,654	17,305	(264,012)	1,865,619	(2,031,379)	(1,092,070)	1,086,496
Income tax and social contribution	78,937	615,806	235,972	20,141	10,215	162,028	(694,743)	—	428,356
Financial result, net	(129)	359,767	225,541	54,370	1,665,842	787,598	(359,638)	—	2,733,351
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	7,083	(2,767,008)	—	1,928,423

EBITDA	2,792,395	3,060,373	1,517,922	174,714	2,753,732	2,822,328	(5,852,768)	(1,092,070)	6,176,626

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2019
	Reported segments						Reconciliation
		Raízen Combustíveis
	Raízen Energia	Brazil	Argentina	Comgás	Moove	Logístic	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Statement of financial position:
Cash and cash equivalents	2,715,055	1,036,151	266,309	1,083,410	610,605	1,963,018	4,815,241	(4,017,515)	—	8,472,274
Marketable securities	—	—	—	200,233	43,856	1,751,853	1,119,561	—	—	3,115,503
Trade receivables	1,135,079	2,455,365	442,204	987,397	427,714	399,249	34	(4,032,648)	—	1,814,394
Derivative financial instruments	2,139,240	911,874	5,164	374,730	17,005	1,624,023	1,808,652	(3,056,278)	—	3,824,410
Inventories	4,592,428	3,007,893	1,099,632	89,586	449,211	248,456	69	(8,699,953)	—	787,322
Other financial assets	602,542	—	—	—	134,636	-	17,127	(602,542)	—	151,763
Other current assets	7,125,332	4,026,776	882,624	315,744	165,070	604,988	1,307,712	(12,034,732)	(789,267)	1,604,247
Other non-current assets	4,196,166	4,231,350	62,869	685,264	156,623	2,638,286	1,562,823	(8,490,385)	(488,227)	4,554,769
Investments in associates	—	2,612,576	276	—	365	52,012	12,760,443	(2,612,852)	(12,435,113)	377,707
Investments in joint ventures	577,008	727,936	—	—	—	—	7,548,960	(1,304,944)	—	7,548,960
Biological assets	734,495	—	—	—	—	—	—	(734,495)	—	-
Property, plant and equipment	11,342,326	2,595,878	3,304,040	—	310,007	11,770,168	72,961	(17,242,244)	—	12,153,136
Intangible assets and goodwill	3,666,186	2,548,927	9,637	8,291,608	1,161,426	7,375,033	15,592	(6,224,750)	—	16,843,659
Right-of-use assets	4,017,503	97,374	476,251	10,128	22,592	4,410,952	26,058	(4,591,128)	—	4,469,730
Loans, borrowings and debentures	(15,653,705)	(5,745,735)	(912,807)	(5,244,942)	(670,263)	(11,720,477)	(11,416,533)	22,312,247	—	(29,052,215)
Derivative financial instruments	(1,422,923)	(325,018)	—	—	(1,801)	(482)	(78,768)	1,747,941	—	(81,051)
Trade payables	(5,101,474)	(2,568,885)	(943,789)	(1,154,206)	(515,759)	(513,325)	(6,974)	8,614,148	—	(2,190,264)
Employee benefits payable	(360,414)	(77,692)	(48,752)	(59,928)	(70,068)	(216,685)	(34,656)	486,858	—	(381,337)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(611,537)	—	—	(611,537)
Lease	(3,504,501)	(103,807)	(439,860)	(10,843)	(27,431)	(4,529,139)	(27,475)	4,048,168	—	(4,594,888)
Other current liabilities	(4,317,609)	(5,859,807)	(856,185)	(683,555)	(217,706)	(711,305)	(1,113,182)	11,033,601	471,622	(2,254,126)
Other non-current liabilities	(2,046,961)	(4,492,725)	(734,761)	(1,998,107)	(408,386)	(6,531,054)	(2,180,300)	7,274,447	805,872	(10,311,975)

Total assets (net of liabilities) allocated by segment	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

Total assets	42,843,360	24,252,100	6,549,006	12,038,100	3,499,110	32,838,038	31,055,233	(73,644,466)	(13,712,607)	65,717,874

Shareholders’ equity attributable to:
Equity attributable to owners of the Company	10,358,052	4,808,076	2,612,852	2,861,954	1,107,136	1,746,668	5,401,865	(17,778,980)	(5,715,758)	5,401,865
Non-controlling interests	77,721	270,355	—	24,565	480,560	6,868,903	10,183,943	(348,076)	(6,719,355)	10,838,616

Total shareholders’ equity	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,437,571	864,105	490,960	602,618	206,702	143,710	2,668,768	(3,792,636)	—	3,621,798
Marketable securities	—	—	—	1,124,723	13,033	2,843,435	221,644	—	—	4,202,835
Trade receivables	1,061,297	2,747,503	372,202	695,147	446,645	438,062	8,338	(4,181,002)	—	1,588,192
Derivative financial instruments	1,956,616	639,976	—	368,928	29,976	892,461	1,257,492	(2,596,592)	—	2,548,857
Inventories	3,618,573	2,078,003	1,284,087	65,259	385,901	263,386	1,744	(6,980,663)	—	716,290
Other financial assets	516,519	—	—	—	—	—	—	(516,519)	—	—
Other current assets	3,203,838	3,045,745	1,122,633	641,042	161,076	413,267	1,016,569	(7,372,216)	(540,745)	1,691,209
Other non-current assets	4,141,547	3,508,485	66,117	282,573	750,088	2,693,158	1,536,566	(7,716,149)	(1,117,633)	4,144,752
Investments in associates	—	(266)	266	—	13,799	44,001	13,111,569	—	(12,790,850)	378,519
Investments in joint ventures	567,785	266	—	—	—	—	8,077,907	(568,051)	—	8,077,907
Biological assets	740,473	—	—	—	—	—	—	(740,473)	—	—
Property, plant and equipment	10,912,819	2,292,355	3,182,272	—	321,746	11,916,818	179,258	(16,387,446)	—	12,417,822
Intangible assets and goodwill	3,626,819	2,513,923	8,591	8,279,592	1,191,627	7,493,882	7,434	(6,149,333)	—	16,972,535
Loans, borrowings and debentures	(12,702,418)	(4,665,127)	(971,268)	(3,651,545)	(759,169)	(10,594,381)	(7,569,218)	18,338,813	—	(22,574,313)
Derivative financial instruments	(1,223,260)	(31,469)	—	—	(3,880)	—	(21,834)	1,254,729	—	(25,714)
Trade payables	(3,090,299)	(1,603,481)	(1,003,917)	(1,012,895)	(452,300)	(451,637)	(7,088)	5,697,697	—	(1,923,920)
Employee benefits payable	(343,670)	(73,481)	(36,829)	(63,520)	(37,850)	(207,397)	(31,201)	453,980	—	(339,968)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,097,490)	—	—	(1,097,490)
Lease	—	—	—	—	—	(553,350)	—	—	—	(553,350)
Other current liabilities	(2,448,741)	(4,520,490)	(624,633)	(159,060)	(499,759)	(770,695)	(849,832)	7,593,864	542,092	(1,737,254)
Other non-current liabilities	(1,305,251)	(5,028,754)	(834,456)	(2,009,997)	(794,110)	(6,263,836)	(2,187,599)	7,168,461	1,116,191	(10,139,351)

Total assets (net of liabilities) allocated by segment	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Total assets	32,783,857	17,690,095	6,527,128	12,059,882	3,520,593	27,142,180	28,087,289	(57,001,080)	(14,449,228)	56,360,716

Equity attributable to owners of the Company	11,632,885	1,533,603	3,056,025	4,175,508	966,465	1,661,512	16,322,616	(16,222,513)	(16,511,698)	6,614,403
Non-controlling interests	37,333	233,690	—	987,357	7,060	6,639,372	411	(271,023)	3,720,753	11,354,953

Total shareholders’ equity	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

4.1	Net sales by segment

	December 31, 2019	December 31, 2018	December 31, 2017
Reported segment
Raízen Energia
Ethanol	11,388,766	8,569,437	6,550,652
Sugar	3,925,499	3,670,749	5,377,351
Gas	2,967,137	758,572	—
Diesel	6,469,695	3,314,377	—
Cogeneration	3,934,639	2,836,658	884,300
Other	149,573	648,753	340,375

	28,835,309	19,798,546	13,152,678
Raízen Combustíveis
Fuels	99,000,662	84,031,837	72,789,148
Other	1,513,492	1,172,254	—

	100,514,154	85,204,091	72,789,148
Comgás
Industrial	6,045,600	4,411,737	3,494,396
Residential	1,295,107	986,073	849,723
Cogeneration	437,327	315,925	229,716
Automotive	350,637	262,813	224,203
Commercial	507,550	387,069	320,049
Construction revenue	813,341	415,753	351,193
Other	64,660	60,641	68,577

	9,514,222	6,840,011	5,537,857
Moove
Finished goods	3,786,636	3,096,658	1,876,935
Basic oil	194,353	317,878	220,515
Services	65,307	35,413	32,073

	4,046,296	3,449,949	2,129,523
Logistic
North operations	5,313,757	4,913,437	4,439,766
South operations	1,478,314	1,412,300	1,283,085
Container operations	295,769	259,200	223,498

	7,087,840	6,584,937	5,946,349
Reconciliation
Cosan Corporate	98	(1)	(1)

Deconsolidated effects and eliminations	(129,386,510)	(105,042,765)	(85,976,532)

Total	20,611,409	16,834,768	13,579,022

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

4.2	Information on geographical area

	Net sales			Non-current assets
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018
Brazil	18,522,108	14,720,088	12,985,533	8,238,016	6,550,243
Europe (i)	1,719,262	1,836,739	538,148	71,689	1,686
Latin America (ii)	184,981	157,287	52,932	23,140	2,170
North America	157,665	55,549	14	—	244
Asia and Other	27,393	65,105	2,395	—	—

Total	20,611,409	16,834,768	13,579,022	8,332,845	6,554,343

Main countries:

i.	England, France, Spain and Portugal; and

ii.	Argentina, Bolivia, Uruguay and Paraguay.

4.3	Major Customers

The majority of Rumo’s transports and port elevation is for the agricultural commodities industry, especially corn, sugar, soy and derivatives thereof. Rumo’s major clients are export companies participating in this market. This participation corresponds approximately to the following amounts of net revenue in each year: R$ 773,286 in 2019, R$ 912,943 in 2018 and R$ 893,056 in 2017.

No customers or specific group represented 10% or more of net sales for the years presented in other segments.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5	Financial assets and liabilities

Accounting policy

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs, except those measured at amortized cost maintained within a business model with the objective to obtain contractual cash flows that meet the criteria of principal and interest only.

Debt financial instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company’s business model for managing assets; and (ii) whether the contractual cash flows of the instruments represent only payments of principal and interest on the principal amount outstanding.

The Company recognizes its financial assets at amortized cost for financial assets that are maintained within a business model in order to obtain contractual cash flows that meet the “Principal and Interest” criteria. This category includes accounts receivable from customers, cash and cash equivalents, receivables from related parties, other financial assets and dividends and interest on equity receivable.

No remeasurement of financial assets was carried out.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amount of financial assets and financial liabilities are as follows:

	Note	December 31, 2019	December 31, 2018
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	3,279,170	1,600,590
Marketable securities	5.2	3,115,503	4,202,835
Other financial assets		134,637	—
Derivate financial instruments	5.9	3,824,410	2,548,857

		10,353,720	8,352,282
Amortized cost
Cash and cash equivalents	5.1	5,193,104	2,021,208
Trade receivables	5.3	1,814,394	1,588,192
Restricted cash	5.2	147,910	115,124
Receivables from related parties	5.4	173,341	135,070
Dividends receivable		23,252	27,320

		7,352,001	3,886,914

Total		17,705,721	12,239,196

	Note	December 31, 2019	December 31, 2018
Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	12,682,049	10,005,187
Leases	5.6	4,594,888	553,350
Trade payables	5.7	2,190,264	1,923,920
Other financial liabilities		543,879	455,702
Payables to related parties	5.4	392,458	355,971
Preferred shareholders payable in subsidiaries	5.8	611,537	1,097,490
Dividends payable		214,104	187,415
Tax installments—REFIS	12	213,360	216,984

		21,442,539	14,796,019
Fair value through profit or loss
Loans, borrowings and debentures	5.5	16,370,166	12,569,126
Contingent consideration		184,370	64,969
Derivative financial instruments	5.9	81,051	25,714

		16,635,587	12,659,809

		38,078,126	27,455,828

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.1	Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value.

	December 31, 2019	December 31, 2018
Cash and bank accounts	363,084	111,410
Savings account	885,740	1,335,774
Financial investments	7,223,450	2,174,614

	8,472,274	3,621,798

Financial investments are composed as follows:

	December 31, 2019	December 31, 2018
Investment fund
Repurchase agreements	2,799,706	1,179,503
Bank certificate of deposits—CDB	479,464	421,087

	3,279,170	1,600,590

Bank investments
Repurchase agreements	1,400,735	—
Bank certificate of deposits—CDB	2,340,125	571,840
Other	203,420	2,184

	3,944,280	574,024

	7,223,450	2,174,614

The Company’s onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (“CDI”) in 2019 (100% of CDI in 2018) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in note 21.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.2	Marketable securities and restricted cash

Accounting policy

Marketable securities are measured and classified at fair value through profit or loss. Restricted cash are measured and classified at amortized cost, both of them with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

	December 31, 2019	December 31, 2018
Marketable securities
Government security (i)	2,719,630	4,144,797
Bank certificate of deposit—CDB	125,413	58,038
Repurchase agreements	270,460	—

	3,115,503	4,202,835
Restricted cash
Investments linked to loans	86,681	31,254
Securities pledged as collateral	61,229	83,870

	147,910	115,124

(i)	Sovereign debt securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or SELIC.

5.3	Trade receivables

Accounting policy

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

To measure the expected credit losses and trade receivables have been grouped based on shared credit risk characteristics and overdue. The provision allowance for doubtful accounts is recorded in selling expense.

The expected loss rates are based on the corresponding historical credit losses experienced within this exercise. The historical loss rates may be adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The Company has identified the interest rate implicit in the contract to be the most relevant factor, and accordingly adjusts the historical loss rates based on expected changes in this factor.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2019	December 31, 2018
Domestic – Brazilian Reais	1,874,400	1,609,421
Export – Foreign currency	60,401	104,355

	1,934,801	1,713,776

Allowance for doubtful accounts	(120,407)	(125,584)

	1,814,394	1,588,192

Current	1,786,095	1,545,643
Non-current	28,299	42,549

	1,814,394	1,588,192

The ageing of trade receivables is as follows:

	December 31, 2019	December 31, 2018
Not overdue	1,552,912	1,382,193
Overdue:
From 1 to 30 days	175,112	116,665
From 31 to 60 days	32,925	27,649
From 61 to 90 days	36,337	20,734
More than 90 days	137,515	166,535
Allowance for doubtful accounts	(120,407)	(125,584)

	1,814,394	1,588,192

Changes in the allowance for doubtful accounts are as follows:

At January 1, 2018	(121,052)
Provision / reversal	(4,532)
At December 31, 2018	(125,584)
Provision / reversal	5,177

At December 31, 2019	(120,407)

5.4	Related parties

Accounting policy

Sales and purchases involving related parties are made at regular market prices. The outstanding balances at year-end are not guaranteed nor subject to interest, and they are settled in cash. There were no guarantees given or received regarding any accounts receivable or payable involving related parties. In the year ended December 31, 2019, the Company did not account for any impairment of trade receivable related to amounts owed by related parties.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Summary of balances to related parties

	December 31, 2019	December 31, 2018
Current Asset
Corporate operation / Agreements
Raízen Energia S.A. (i)	50,296	38,205
Aguassanta Participações S.A.	444	29
Raízen Combustíveis S.A. (i)	7,588	6,263
Other	291	183

	58,619	44,680
Non-current assets
Corporate operation / Agreements
Raízen Combustíveis S.A. (i)	36,410	27,523

	36,410	27,523

Preferred shares
Raízen Energia S.A. (i)	78,304	37,470
Janus Brasil Participações S.A	8	—

	78,312	37,470

Financial operations
Rezende Barbosa (ii)	—	23,144
Other	—	2,253

	—	25,397

	114,722	90,390

	December 31, 2019	December 31, 2018
Current liabilities
Corporate operations / agreements
Raízen Energia S.A. (i)	262,612	215,582
Raízen Combustíveis S.A. (i)	127,773	136,779
Radar Propriedades Agrícolas S.A.	150	—
Other	1,923	3,610

	392,458	355,971

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A..

(ii)

On September 13, 2019, the Company and Rezende Barbosa entered into a Private Instrument for Settlement and Termination of Contracts and Other Covenants in which the balance of receivables was settled through the delivery of 1,908,783 and 477,196 shares of Cosan S.A. and Cosan Logística to the Company that were blocked and in custody with a Financial Institution. The equity instruments received in said instrument represent an increase in the Company’s interest of 0.48% and 0.10% in Cosan S.A. and Cosan Logística. Additionally, during the exercise in which the shares held in custody remained blocked, such shares were not entitled to any dividends received, pursuant to the agreement in effect at the time, and the amount of R$ 20,751 recorded as dividends payable to this shareholder was reversed against retention profit in subsidiary Cosan S.A.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b) Related party transactions

	December 31, 2019	December 31, 2018	December 31, 2017
Product sales
Raízen Energia S.A.	298,980	304,648	411,443
Raízen Combustíveis S.A	221,369	188,895	154,104
Other	7,010	15,117	8,381

	527,359	508,660	573,928
Purchase of goods / inputs
Raízen Energia S.A.	(7,010)	(3,672)	(1,347)
Raízen Combustíveis S.A	(1,240,781)	(1,205,231)	(1,006,515)

	(1,247,791)	(1,208,903)	(1,007,862)
Shared income (expense)
Raízen Energia S.A.	(71,978)	(73,105)	(70,914)

	(71,978)	(73,105)	(70,914)
Financial result
Usina Santa Luiza	(41)	(241)	(378)
Raízen Energia S.A.	—	4,100	7,727
Raízen Combustíveis S.A	5,729	—	—
Other	(5)	2,879	3

	5,683	6,738	7,352

Total	(786,727)	(766,610)	(497,496)

c) Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	December 31, 2019	December 31, 2018	December 31, 2017
Short-term benefits to officers and directors	88,440	86,810	76,976
Post-employment benefits	728	476	934
Other long-term benefits	—	547	664
Benefits from termination of employment contract	—	1,193	635
Share-based payment transactions (i)	16,823	11,423	63,658

	105,991	100,449	142,867

(i)	replacement of the stock option plans to the stock-based compensation plan (note 23).

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.5	Loans, borrowings and debentures

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred Borrowings are subsequently measured at amortized cost.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting exercise.

Financial guarantee contracts issued by the Company are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

(i) the amount of the obligation under the contract; and

(ii)  the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description	Index	Annual interest rate	December 31, 2019	December 31, 2018	Maturity	Objective
With guarantee
BNDES	URTJLP	7.86%	2,213,704	2,584,347	Dec-29	Expansion project
	Fixed	5.36%	834,039	1,055,281	Jan-25	Expansion project
	TJ462	8.37%	144,573	316,854	Oct-20	Investment
	Selic	6.28%	73,540	152,562	Oct-20	Investment
	Selic	6.45%	52,031	63,852	Jun-23	Investment
	TJLP	7.57%	83,174	107,731	Jun-23	Investment
	TJLP	5.95%	1,667	—	Jun-23	Investment
	Selic	13.65%	—	3,930	Sep-20	Expansion project
	Selic	6.80%	1,118	—	Sep-20	Expansion project
	Fixed	3.50%	1,426	2,261	Jan-24	Expansion project
	IPCA	12.07%	1,528	2,211	Nov-21	Expansion project
	URTJLP	7.87%	4,952	—	Mar-22	Expansion project
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	79,528	—	Sep-26	Investment
EIB	U.S.$	3.88%	31,770	89,003	Jun-20	Investment
	U.S.$	2.94%	29,081	54,508	Sep-20	Investment
	U.S.$ + LIBOR	2.46%	71,129	115,581	May-21	Investment
	U.S.$ + LIBOR	2.66%	89,336	130,402	Sep-21	Investment
FINEP	Fixed	5.00%	—	93,309	Dec-19	Investment

			3,712,596	4,771,832

Without guarantee
Foreign loans	GBP + Libor	1.96%	106,643	—	Dec-22	Acquisition
Foreign loans	GBP + Libor	2.36%	186,604	—	Dec-22	Acquisition
Foreign loans	GBP + Libor	4.37%	—	363,250	Dec-19	Acquisition
	GBP + Libor	2.22%	150,253	199,794	Nov-20	Acquisition
	Fixed	1.16%	3,561	—	Mar-22	Acquisition
	126% of CDI	8.13%	—	514,817	Dec-19	Exportation
	CDI + 0.80%	5.24%	512,078	—	Dec-23	Exportation
	125% of CDI	8.06%	—	646,024	Jan-19	Exportation
Perpetual Notes	U.S.$	8.25%	2,040,752	1,961,819	Nov-40	Acquisition
Resolution 4131	U.S.$	4.79%	20,688	39,738	Oct-20	Working capital
	U.S.$ + Libor	3.75%	—	156,387	Feb-20	Working capital
	U.S.$ + Libor	2.90%	81,107	—	Feb-20	Working capital
	U.S.$	3.67%	313,493	292,172	May-23	Working capital
	U.S.$	4.34%	—	41,033	Dec-19	Working capital
	U.S.$	2.65%	217,537	209,987	Nov-22	Working capital
Senior Notes Due 2023	U.S.$	5.00%	438,985	409,590	Mar-23	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	3,234,647	2,977,721	Jan-27	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	3,318,895	3,061,566	Feb-24	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	903,636	2,022,793	Sep-24	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	2,182,089	1,997,394	Jan-25	Acquisition
Senior Notes Due 2029	Fixed	5.50%	3,071,052	—	Sep-29	Acquisition
Commercial banks	Fixed U.S.$	0.00%	—	15,499	Aug-19	Working capital
Working capital	120.25% of CDI	6.53%	—	30,828	Dec-19	Working capital
	125% of CDI	6.79%	—	5,018	Dec-19	Working capital
	122% of CDI	7.86%	—	15,402	Dec-19	Working capital
Bank overdrafts	125.5% of CDI	5.53%	740	—	Jan-20	Working capital
Prepayment	U.S.$+Libor	3.64%	—	11,706	Dec-19	Working capital
	100% Libor	2.90%	80,932	—	Nov-21	Working capital
	100% Libor 0,76%	2.72%	40,474	—	Oct-20	Working capital
Debentures	IGPM + 6,10%	10.59%	240,900	228,010	May-28	Working capital
	IPCA + 5.57%	9.84%	108,133	203,613	Sep-20	Working capital
	IPCA + 7.14%	11.47%	318,412	305,894	Dec-20	Working capital
	IPCA + 7.48%	11.82%	286,271	275,014	Dec-22	Working capital
	IPCA + 7.36%	11.70%	94,367	90,656	Dec-25	Working capital
	IPCA + 5.87%	10.15%	859,996	767,638	Dec-23	Working capital
	IPCA + 4.33%	8.54%	431,817	414,583	Oct-24	Working capital
	IPCA + 4.68%	8.91%	570,098	—	Feb-26	Working capital
	IPCA + 4.50%	8.72%	668,034	—	Feb-29	Working capital
	IPCA + 3,90%	8.10%	895,249	—	Oct-29	Working capital
	IPCA + 4,00%	8.20%	219,466	—	Oct-29	Working capital
	106 % of CDI	5.73%	1,727,459	—	Feb-21	Acquisition
	128 % of CDI	8.26%	—	501,064	Feb-19	Working capital
	100% CDI + 0,50%	4.92%	2,015,251	—	Oct-22	Working capital
	CDI + 0.90%	5.30%	—	43,471	Sep-19	Working capital

			25,339,619	17,802,481

Total			29,052,215	22,574,313

Current			3,518,225	2,115,305

Non-current			25,533,990	20,459,008

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company used the annual average rate of the CDI of 4.40% and long-term interest rate (“TJLP”) of 5.57%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2019	December 31, 2018
13 to 24 months	1,813,849	2,113,502
25 to 36 months	3,240,861	1,310,790
37 to 48 months	2,294,198	1,201,227
49 to 60 months	5,032,388	2,429,146
61 to 72 months	2,520,671	5,783,465
73 to 84 months	456,983	2,332,961
85 to 96 months	3,821,149	475,964
Thereafter	6,353,891	4,811,953

	25,533,990	20,459,008

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2019	December 31, 2018
Reais (R$)	12,360,022	8,424,373
Dollar (U.S.$)	16,165,604	13,586,897
Pound (GBP)	443,500	563,043
Euro (€)	83,089	—

	29,052,215	22,574,313

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

At December 31, 2019, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 5.9), except for perpetual notes. For the 5th Issuance of debentures denominated in R$ of the Comgás subsidiary, a derivative operation was carried out in which its future cash flow was protected, and the IPCA interest rate risk was changed by percentage of the CDI.

Below are the movements that occurred for the year ended December 31, 2019:

At January 1, 2018	21,688,946

Raised	3,685,290
Amortization of principal	(5,301,421)
Payment of interest	(1,454,712)
Interest, exchange rate and fair value	3,956,210

At December 31, 2018	22,574,313
Raised	9,352,123
Amortization of principal	(4,422,026)
Payment of interest	(1,384,184)
Interest, exchange rate and fair value	2,931,989

December 31, 2019	29,052,215

a) Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On December 31, 2019, the balance of bank guarantees contracted was R$ 532,558 and R$ 1,387,627 with an average cost of 0.99% p.a. and 0.86% p.a., respectively (R$ 1,195,048 and R$ 2,475,175 as of December 31, 2018).

b) Available credit line

As of December 31, 2019, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$ 1,946,195 (R$ 2,108,824 on December 31, 2018).

At December 31, 2019, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$ 501,000 in December 31, 2019 and 2018.

The use of these credit lines is subject to certain contractual conditions.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c) Financial covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 3ª Issue—Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
	Short-term indebtedness / Total indebtedness cannot exceed 0.6	0.16
Debenture 4ª Issue—Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00 Short-term indebtedness / Total indebtedness cannot exceed 0.6	1.43 0.16
Debenture 5ª Issue—Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 6ª Issue—Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 7ª Issue—Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 8ª Issue—Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 2ª Issue—Cosan	Net debt / EBITDA subsidiary not higher than or equal to 4.5	1.8
Senior Notes Due 2024 – Cosan Limited	Pro forma(i) / EBITDA proforma not higher than or equal to 3.5	2.3
Senior Notes Due 2024 – Rumo	Net debt / EBITDA subsidiary not higher than or equal to 4.0	2.2
Senior Notes Due 2025—Rumo	Net debt / EBITDA subsidiary not higher than or equal to 4.0	2.2
Senior Notes 2027—Cosan	Net debt (i)|(ii) / EBITDA subsidiary not higher than or equal to 3.5	1.8
Senior Notes Due 2029 – Cosan Limited	Pro forma(i) / EBITDA proforma not higher than or equal to 3.5	2.3
BNDES – Rumo	Net Financial Debt / EBITDA subsidiary not higher than or equal 4.0x in December 2019	2.06
BNDES – Rumo	EBITDA subsidiary / Consolidated Financial Result not higher than or equal 1.40x in December 2019	2.68

(i)	Net debt and EBITDA proforma, including joint ventures numbers;
(ii)	The effects of initial recognition of IFRS 16 are not part of triggers measures for financial covenants purposes.

For the other loans, borrowings and debentures of the Company there are no financial clauses.

At December 31, 2019, the Company and its subsidiaries were in compliance with all debt financial covenants.

d) Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in note 21.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.6	Leases

Accounting policy

Accounting policies applicable from January 1, 2019

At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments included in the measurement of the lease liability comprise the following:

•  fixed payments, including fixed payments in essence;

•  variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;

•  amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and

•  the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.

To determine the incremental borrowing rate, the Company:

•  where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

•  uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Company, which does not have recent third party financing; and

•  makes adjustments specific to the lease, eg term, country, currency and security.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•  the amount of the initial measurement of lease liability;

•  any lease payments made at or before the commencement date less any lease incentives received;

•  any initial direct costs; and

•  restoration costs.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Subsequent valuation of the lease liability is at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts that are expected to be paid according to the residual value guarantee, if the Company changes its valuation, an option will be exercised purchase, extension or termination or if there is an essentially fixed revised lease payment.

When the lease liability is remeasured in this way, an adjustment corresponding to the carrying amount of the right-of-use asset is made or is recorded in the income statement if the carrying amount of the right-of-use asset has been reduced to zero.

Accounting policies applicable before January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The classification of the lease as operational or financial is determined based on an evaluation of the terms and conditions of the contracts. The Company identified the cases in which it assumes substantially all the risks and benefits of ownership of the said assets, recording such cases as a financial lease.

a)Financelease liabilities

Leases of property, plant and equipment that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

b)  Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

The amounts paid in advance by the Company are recorded as assets and allocated in income linearly during the term of the contract. The expenses incurred during the grace period are recorded in income and maintained as payables, being written off in proportion to the payment of current installments.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The balance sheet shows the following amounts relating to leases:

	Finance	Operational	Total
At January 1, 2018	944,138	—	944,138
Recognition of interest	144,763	—	144,763
Payment of principal	(384,752)	—	(384,752)
Payment of interest	(150,799)	—	(150,799)

At January 1, 2019	553,350	—	553,350

Initial recognition of IFRS 16	—	1,469,959	1,469,959
Additions	—	2,777,275	2,777,275
Recognition of interest	81,982	430,982	512,964
Transfer of liabilities (i)	—	(117,428)	(117,428)
Payment of principal	(132,100)	(291,723)	(423,823)
Payment of interest	(73,641)	(175,684)	(249,325)
Contracts monetary correction	—	71,916	71,916

At December 31, 2019	429,591	4,165,297	4,594,888

Current	97,242	445,233	542,475
Non-current	332,349	3,720,064	4,052,413

	429,591	4,165,297	4,594,888

(i)	Transfer of installments under judicial discussion to lease and concessions (Note 11).

The lease agreements have varying expirations, with last due to expire in June 2049. The amounts are adjusted annually for inflation rates (IGP-M or Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”) or may incur interest based on the long-term interest rate (“TJLP”) or CDI and some contracts have renewal or purchase options that were considered in determining the classification as lease.

The Company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Company’s treasury function.

In addition to the payment and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income during the year ended December 31, 2019 were recorded for other lease agreements that were not included in the measurement of lease liabilities:

December 31, 2019
Variable lease payments not included in the measurement of lease liabilities	10,691
Expenses relating to short-term leases	37,143
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	348
48,182

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.7	Trade payables

Accounting policy Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	December 31, 2019	December 31, 2018
Natural gas suppliers	815,798	838,105
Materials and service suppliers	1,356,978	1,073,227
Fuels and lubricants suppliers	370	1,367
Other	17,118	11,221

	2,190,264	1,923,920

Comgás, a subsidiary of the Company, has entered into natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”) and Gas Brasiliano Distribuidora S.A. (“Gas Brasiliano”) which contain the following conditions:

i.	Contract with Petrobras entered into in January 2008 and due to expire in December 2021 providing for the delivery of 5.22 million m³/day of Brazilian-sourced natural gas (“Firme Nacional”).

ii.	Contract with Petrobras started in January 2020, effective until December 2023, and with a daily contractual amount of national gas of 4.62 million m³/day, called NMG

iii.	Contract with Petrobras entered into in June 1999 and due to expire in June 2021 providing for the delivery of 8.10 million m³/day of Bolivian-sourced natural gas (“TCQ”).

iv.

Gas contract entered into as part of the Priority Thermoelectric Program (“PTP”) with Petrobras for the supply of 0.3 million m³/day to Ingredion Brasil Ingredientes Industriais Ltda., due to expire on March 31, 2023.

v.

Contract with Gas Brasiliano entered into in April 2008 and due to expire on March 26, 2019 with a contracted average monthly volume of 0.760 million m³ and contracted annual volume of 9.12 million m³.

The contracts for the supply of natural gas, TCQ, have the price composed of two installments (molecule and transport): one indexed to a basket of fuel oils in the international market and adjusted quarterly; and another adjusted annually based on local inflation. The price of the NMG contract is indexed to Brent, with a quarterly adjustment, and the transport portion follows the same rationale as the TCQ contract, with an annual adjustment based on the IGP-M.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.8	Preferred shareholders payable in subsidiaries

Accounting policy

Financial liabilities are measured at amortized cost, taking into account the outstanding balance of the initial contribution, increased by interest on the principal, less dividends paid.

On June 27, 2014, the subsidiary Cosan S.A. performed a corporate reorganization and created the subsidiary Cosan Investimentos e Participações S.A. (“CIP”), to optimize its capital structure and improve its debt profile. A contribution of R$ 2,000,000 was received through two non-voting preferred shares—Fundo de Investimentos em Participações Multisetoriais Plus II (“FIP Multisetorial”) and Razac Fundo de Investimentos em Participações (“FIP Razac”). CIP received from Cosan a 50% interest in the joint ventures, Raízen Energia and Raízen Combustíveis, and the commitments contributed were debentures and working capital financing.

The shareholders’ agreement has exit clauses, in which the Company may repurchase these interests and for the reason was recorded a financial liability and amount of R$ 2,000,000 plus interest minus dividends from Joint Ventures considered as repayments.

The Company will be required to pay investors if they exercise the option to sell the investment in 2021.

Below the movement of the obligation with preferred shareholders:

Balance on January 1, 2018	1,442,680
Dividend distribution	(422,639)
Monetary variation	77,449

Balance on December 31, 2018	1,097,490
Dividend distribution	(535,832)
Monetary variation	49,879

Balance on December 31, 2019	611,537

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.9	Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting exercise. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

i.   hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); or

ii.  hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in other gains / (losses).

The fair values of derivative financial instruments designated in hedge relationships are disclosed below. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 60% to 140%.

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Exchange rate derivatives
Forward agreements	1,542,535	907,832	(30,784)	1,719
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,633,796	2,114,926	692,642	394,497
Swap agreements (exchange and interest rate)	10,888,474	11,896,908	3,081,501	2,126,927
	13,522,270	14,011,834	3,774,143	2,521,424
Total financial instruments			3,743,359	2,523,143

Assets			3,824,410	2,548,857
Liabilities			(81,051)	(25,714)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The effects of the foreign currency-related hedging instruments and interest rate swaps on the Company’s financial position and performance are as follows:

		Book Value		Accumulated Fair Value Adjustment
	Notional Value	31/12/2019	31/12/2018	31/12/2019	31/12/2018
Loans, financing and debentures Designated items
Senior Notes 2023 (Cosan)	403,070	(438,985)	(409,590)	(99,541)	(193,295)
3rd issue—3rd series (Comgás)	79,299	(108,133)	(203,613)	(14,822)	(34,040)
5th issue—single series (Comgás)	684,501	(859,996)	(767,638)	(90,110)	(80,532)
Senior Notes 2024 (Rumo)	3,023,025	(3,318,895)	(3,061,566)	(471,159)	(689,141)
Senior Notes 2025 (Rumo)	2,015,350	(2,182,089)	(1,997,394)	(295,208)	(447,674)
Senior Notes 2024 (CZZ)	806,140	(903,636)	(2,022,793)	(865,908)	(1,541,898)
Total debt	7,011,385	(7,811,733)	(8,462,594)	(1,836,747)	(2,986,579)
Derivative financial instruments Hedge instruments
Senior Swaps Notes 2023 (Cosan)	(403,070)	418,340	311,937	128,357	121,350
3rd issue swaps—3rd series (Comgás)	(79,299)	24,842	41,86	5,510	11,488
5th issue swaps—single series (Comgás)	(684,501)	175,262	86,679	88,583	42,248
Senior Swaps Notes 2024 (Rumo)	(3,023,025)	989,022	486,944	340,264	486,944
Senior Swaps Notes 2025 (Rumo)	(2,015,350)	479,481	243,790	201,679	243,790
Senior Notes 2024 (CZZ)	(806,140)	2,156,068	1,344,589	805,312	98,806
Derivative total	(7,011,385)	4,243,015	2,515,225	1,569,704	1,894,626
Total		(3,568,718)	(5,947,369)	(267,043)	(1,091,953)

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1: 1 hedge ratio for hedge relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.10	Recognized fair value measurements

Accounting policy

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the Board.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the treasury assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of Company’s policy, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Board. When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•  Level 1: inputs represent unadjusted quoted prices for identical instruments exchanged in active markets.

•  Level 2: inputs include directly or indirectly observable inputs (other than Level 1inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in securities, derivative contracts and bonds.

•  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Specific valuation techniques used to value financial instruments include:

i.   the use of quoted market prices;

ii.  the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices;

iii.   for other financial instruments we analyze discounted cash flow.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	December 31, 2019	December 31, 2018
Senior Notes 2023	Cosan S.A	101.46%	96.86%
Senior Notes 2024	Rumo S.A	107.90%	104.27%
Senior Notes 2024	Cosan Limited	105.18%	98.55%
Senior Notes 2025	Rumo S.A	107.27%	94.94%
Senior Notes 2027	Cosan S.A	109.18%	101.15%
Senior Notes 2029	Cosan Limited	104.48%	—
Perpetual Notes	Cosan S.A	104.06%	101.21%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		December 31, 2019			December 31, 2018
	Note	December 31, 2019	December 31, 2018	Level 1	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	5.1	3,279,170	1,600,590	—	3,279,170	—	1,600,590	—
Marketable securities	5.2	3,115,503	4,202,835	—	3,115,503	—	4,202,835	—
Other financial assets		134,637	—	134,637	—	—	—	—
Derivate financial instruments	5.9	3,824,410	2,548,857	—	3,824,410	—	2,548,857	—

Total		10,353,720	8,352,282	134,637	10,219,083	—	8,352,282	—

Liabilities
Loans, borrowings and debentures	5.5	(16,370,166)	(12,569,126)	—	(16,245,132)	—	(12,569,126)	—
Contingent consideration payable (i)		(184,370)	(73,352)	—	(158,251)	(26,119)	—	(73,352)
Derivative financial instruments	5.9	(81,051)	(25,714)	—	(81,051)	—	(25,714)	—

Total		(16,635,587)	(12,668,192)	—	(16,484,434)	(26,119)	(12,594,840)	(73,352)

(i)

Composed of: (i) consideration payable related to the intangible asset of the contract with ExxonMobil in the amount of R$ 158,261 (level 2); and (ii) a variable contingent consideration payable of R$ 26,119 (level 3), which considers the present value of the expected payment discounted, using a risk-adjusted discount rate. The expected payment is determined considering the most likely scenario of revenues and projected EBITDA, which in turn determine the cash generation capacity. Significant unobservable inputs are the forecast annual revenue growth rate, EBITDA margin forecast and the 9.8% risk-adjusted discount rate.

The table below shows the movements in the items of level 3:

At January 1, 2018	116,134
Addition	4,242
Principal amortization	(61,847)
Interest and exchange variation	14,823

At December 31, 2018	73,352
Addition	21,206
Principal amortization	(63,686)
Interest and exchange variation	(4,753)

At December 31, 2019	26,119

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

6	Other tax receivables

Accounting policy

Tax assets primarily include (i) tax effects which are recognized in the consolidated statement of profit or loss when the asset is sold to a third-party or recovered through amortization of the asset’s remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

	December 31, 2019	December 31, 2018
COFINS-Revenue tax (i)	706,165	646,135
ICMS-State VAT	602,127	575,494
ICMS CIAP-State VAT	141,514	183,845
PIS-Revenue tax (i)	150,099	169,460
Credit installment	41,516	40,261
Other	35,591	32,496

	1,677,012	1,647,691
Current	950,246	796,199

Non-current	726,766	851,492

(i)

On March 15, 2017, in case that sets a judicial precedent, the Federal Supreme Court (Supremo Tribunal Federal) or “STF,” granted Extraordinary Appeal 574,706 against a decision that required the exclusion of ICMS in the calculation of the tax basis of PIS and COFINS. Therefore, the amounts refer mainly to credits generated by excluding ICMS from the PIS / COFINS calculation basis. In 2018, the Company had already recognized credits related to periods after March 2017, based on the decision rendered on that date by the Brazilian Supreme Court (STF), in Extraordinary Appeal 574,706. And also the amounts related to the prior periods for the group companies with favorable final decisions for the referred subject. It should be noted that the amounts informed in the table above includes R$ 188,216 from Comgás subsidiary, whose PIS and COFINS credit is part of the regulatory plan of accounts. Thus, after a final favorable court decision, the mentioned credit will be reversed in favor of the customers by tariff reviews.

In 2019, R$ 155,218 was accounted in the Cosan S.A. subsidiary, as other recoverable taxes (partially already realized), with a counterpart of R$ 101,179 as other income (note 19) and R$ 54,039 as a financial income (note 20). See below:

(a) R$ 75,699 (R$ 60,941 as other income and R$ 14,758 as financial income), referring to the credit based on final court decision to exclude the ICMS on PIS and COFINS calculation basis, on June 7, 2019, back to 2003; and

(b) R$ 79,519 (R$ 40,238 as other income and R$ 39,281 as financial income), referring to the complementary credit calculated for its subsidiary CLE, mainly associated with Hydrated Alcohol (product subject to the tax agenda) for the period between October 2008 and March 2011, which, under the contract, is the Company’s right.

In addition, R$ 135,268 were recognized by equity pick-up method, reaching a total credit of R$ 290,486 derived from the exclusion of ICMS on the basis of PIS / COFINS.

The subsidiary Rumo S.A. recognized R$ 40,477, referring to PIS and COFINS credits on inputs (note 19) and are recorded in the “Recovery of tax credits” account.

Besides, R$ 23,773 were also recognized in the Comgás, related to PIS and COFINS credits on inputs (note 19). There is still an approximate amount of R$687,478, resulting from the period prior to the STF decision and without final judgment, which remains a contingent asset.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

7	Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, less estimated completion costs and estimated costs necessary to make the sale). The cost of finished and under construction products comprises direct materials, direct labor and an adequate proportion of variable and fixed overheads, the latter being allocated based on normal operational capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for the risks associated with the realization and sale of inventories due to obsolescence and measured at the net realizable value or the cost, whichever is less.

	December 31, 2019	December 31, 2018
Finished goods	457,447	389,896
Raw material for construction process	55,347	45,397
Fuels and lubricants	6,894	6,224
Spare parts and accessories	236,347	224,005
Warehouse and other	31,287	50,768

	787,322	716,290

8	Investments in associates

8.1	Investments in subsidiaries and associates

Accounting policy

a) Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b) Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Investments in associates are accounted for under the equity method and are recognized initially at cost. The cost of the investment includes transaction costs.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees.” Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage of interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income.”

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Cosan’s subsidiaries are listed below:

	December 31, 2019	December 31, 2018
Directly owned subsidiaries
Cosan Logística S.A.	73.49%	72.50%
Cosan S.A.	64.59%	60.25%
Cosan Limited Partners Brasil Consultoria Ltda.	60.00%	60.00%
Sinlog Tecnologia em Logística S.A. (iv)	47.62%	—
Interest of Cosan S.A. in its subsidiaries
Comgás	99.15%	80.12%
CLI	70.00%	100.00%
Cosan Biomassa S.A. (iii)	—	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A. (i)	100.00%	100.00%
Payly Soluções de Pagamentos S.A. (ii)	75.00%	100.00%
Cosan Distribuidora de Gás	100.00%	—
Rumo S.A.	1.71%	1.71%
Cosan Logística S.A.	0.10%	0.10%
Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge	100.00%	100.00%
TTA	75.00%	75.00%
Cosan Lubrificantes S.R.L.	100.00%	100.00%
LubrigrupoII	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2019	December 31, 2018
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	0.00%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A.	28.47%	28.47%

i.	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. The subsidiaries have the financial support of the Company;

ii.	On September 2nd, 2019, 25% of Payly’s Soluções de Pagamentos S.A. (“Payly”), share capital was sold, generating a capital increase of R$ 11,215, without loss of control;

iii.	On December 2nd, 2019, the Company sold its stake in Biomassa to the jointly-controlled subsidiary Raízen Energia S.A, note 24.

iv.	Company acquired on August 31, 2019 for R$ 5,000.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Set out below are the associates as at December 31, 2019 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends (ii)	Increase/ reduction of capital	Other	At December 31, 2019
Tellus Brasil Participações S.A.	101,109	4,667	—	—	(3,434)	—	—	102,342
Novvi Limited Liability Company (i)	13,449	168	—	(136)	—	—	(13,481)	—
Janus Brasil Participações S.A.	93,821	5,213	—	—	(4,060)	31,113	—	126,087
Radar Propriedades Agrícolas S.A	59,584	1,475	—	142	(1,341)	—	—	59,860
Radar II Propriedades Agrícolas S.A	32,236	1,528	—	27	(1,816)	—	—	31,975
Usina Santa Luiza S.A.	29,209	(29,209)	—	—	—	—	—	—
Other	49,111	17,389	5,655	—	(8,236)	—	(6,476)	57,443

	378,519	1,231	5,655	33	(18,887)	31,113	(19,957)	377,707

	At January 1, 2018	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Increase/ reduction of capital	At December 31, 2018
Tellus Brasil Participações S.A.	98,723	5,618	—	(3,232)	—	101,109
Novvi Limited Liability Company	11,756	(524)	2,217	—	—	13,449
Janus Brasil Participações S.A.	51,426	9,142	—	(4,386)	37,639	93,821
Radar Propriedades Agrícolas S.A	57,532	2,528	202	(678)	—	59,584
Radar II Propriedades Agrícolas S.A	31,126	1,634	42	(566)	—	32,236
Usina Santa Luiza S.A.	4,389	22,987	—	—	1,833	29,209
Other	52,797	3,681	741	(8,108)	—	49,111

	307,749	45,066	3,202	(16,970)	39,472	378,519

(i)	The Company decided to sell the Novvi subsidiary interest to Amyris, Inc, in order to increase the focus on its most strategic businesses, on October 31, 2019.

(ii)	Dividends declared and unpaid in the amount of R$ 1.197 at Rumo’s subsidiaries.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Financial information of associates:

	December 31, 2019				December 31, 2018
	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year	Assets	Liabilities	Shareholders’ equity
Radar Propriedades Agrícolas S.A.	2,259,400	(309,910)	1,949,490	58,709	2,240,694	(302,946)	1,937,748
Radar II Propriedades Agrícolas S.A.	821,183	(19)	821,164	50,920	829,739	(18)	829,721
Novvi Limited Liability Company	—	—	—	—	81,729	(6,255)	75,474
Tellus Brasil Participações Ltda	2,137,559	(136,375)	2,001,184	91,431	2,097,536	(120,783)	1,976,753
Janus Brasil Participações S.A.	2,632,321	(160,167)	2,472,154	97,652	1,981,825	(142,347)	1,839,478
Usina Santa Luiza S.A.	—	—	—	—	110,629	(22,993)	(87,636)

8.2	Non-controlling interests in subsidiaries

Accounting policy

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non–controlling shareholders	Non–controlling interest
Comgás	132,520,587	1,124,363	0.85%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	3,144,187	0.26%
CLI	34,963,764	10,489,129	30.00%
Cosan S.A.	394,210,000	139,589,761	35.41%
Cosan Logística S.A.	463,224,241	122,800,746	26.51%
Payly	44,861,170	11,215,293	25.00%
Sinlog Tecnologia em Logística S.A.	21,000	10,000	47.62%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	New standards adopted by the Company –Note 3.3	Capital increase / (decrease)	Other	At December 31, 2019
Cosan S.A.	3,765,964	988,382	(849,033)	(94,672)	(203,977)	—	—	(1,789)	3,604,875
Cosan Logística S.A.	630,333	59,016	(21,187)	—	—	(37,370)	—	(607)	630,185
Comgás	987,358	40,455	(972,988)	(560)	(16,969)	—	(12,727)	—	24,569
CLI	—	18,715	451,267	516	—	—	—	—	470,498
Rumo S.A.	5,929,151	463,594	—	1,930	—	(340,050)	—	4,348	6,058,973
Logispot Armazéns Agrícolas S.A.	34,656	172	—	—	(610)	—	—	—	34,218
Other	7,491	6,698	4,567	866	(1,859)	—	789	(3,254)	15,298

	11,354,953	1,577,032	(1,387,374)	(91,920)	(223,415)	(377,420)	(11,938)	(1,302)	10,838,616

	At January 1, 2018	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	New standards adopted by the Company—Note 3.3	Business combination	Other	At December 31, 2018
Cosan S.A.	3,795,050	632,964	(448,538)	(17,456)	(216,702)	(3,381)	—	24,027	3,765,964
Cosan Logística S.A.	607,284	20,538	404	875	—	(77)	—	1,309	630,333
Comgás	850,595	250,774	12,287	(6,418)	(118,945)	(1,280)	—	345	987,358
Rumo S.A.	5,732,763	197,616	—	7,999	(2,742)	—	—	(6,485)	5,929,151
Logispot Armazéns Agrícolas S.A.	34,588	90	—	—	(22)	—	—	—	34,656
Other	376	5,750	—	(795)	(5,039)	—	7,199	—	7,491

	11,020,656	1,107,732	(435,847)	(15,795)	(343,450)	(4,738)	7,199	19,196	11,354,953

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of financial position:

	Comgás		Cosan S.A.		Cosan Logística S.A.		Rumo S.A.
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Current
Assets	2,792,056	3,223,524	5,704,933	2,076,250	4,396	7,147	1,302,485	297,823
Liabilities	(2,807,891)	(1,915,211)	(2,437,233)	(927,622)	(4,094)	(1,806)	(1,105,899)	(365,275)

Net current assets	(15,835)	1,308,313	3,267,700	1,148,628	302	5,341	196,586	(67,452)
Non-current
Assets	9,246,044	8,836,357	15,107,843	16,190,849	2,376,550	2,286,503	12,271,883	10,928,252
Liabilities	(6,343,690)	(4,981,805)	(7,821,809)	(7,410,762)	—	—	(4,124,193)	(2,832,600)

Net non-current assets	2,902,354	3,854,552	7,286,034	8,780,087	2,376,550	2,286,503	8,147,690	8,095,652
Equity	2,886,519	5,162,865	10,553,734	9,928,715	2.376.852	2,291,844	8,344,276	8,028,200

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Profit before taxes	2,548,401	1,190,893	1,606,191	213,937	74,643	(78,218)
Income tax expenses	(134,017)	(10,342)	(290,867)	—	—	(1,297)
Profit for the year	2,414,384	1,180,551	1,315,324	213,937	74,643	(79,515)
Other comprehensive income (loss)	(253,507)	(40,348)	179,645	790	3,184	394

Total comprehensive income	2,160,877	1,140,203	1,494,969	214,727	77,827	(79,121)

Comprehensive income attributable to non-controlling interests	765,167	606,490	622,254	56,924	21,395	(21,707)
Dividends paid	389,256	446,295	376,679	—	—	—

	“Comgás”			Rumo S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Net sales	9,514,222	6,840,011	5,537,857	596,415	645,088	734,840
Profit before taxes	1,993,963	1,799,963	795,629	779,228	285,887	(293,290)
Income tax expenses	(626,784)	(540,995)	(235,972)	(991)	(21,530)	32,483
Profit for the year	1,367,179	1,258,968	559,657	778,237	264,357	(260,807)
Other comprehensive income (loss)	—	(32,300)	(15,585)	2,716	11,182	1,383

Total comprehensive income	1,367,179	1,226,668	544,072	780,953	275,539	(259,424)

Comprehensive income attributable to non-controlling interests	10,967	243,835	109,501	558,616	192,368	(185,566)
Dividends paid	2,010,101	756,767	1,121,407	4,233	3,346	—

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows:

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Net cash generated by (used in) operating activities	122,639	1,114,880	98,643	(2,561)	(2,688)	(3,481)
Net cash generated by (used in) investing activities	3,500,958	1,097,236	1,126,170	381	382	(748,482)
Net cash provided by (used in) financing activities	(1,060,967)	(1,428,044)	(2,147,738)	—	2,584	753,853

Increase (decrease) in cash and cash equivalents	2,562,630	784,072	(922,925)	(2,180)	278	1,890
Cash and cash equivalents at the beginning of year	928,077	144,005	1,066,930	2,183	1,905	15

Cash and cash equivalents at the end of year	3,490,707	928,077	144,005	3	2,183	1,905

	“Comgás”			Rumo S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Net cash generated by (used in) operating activities	2,512,303	1,573,171	1,637,103	197,313	166,085	(529,337)
Net cash generated by (used in) investing activities	202,037	(1,121,605)	(634,776)	(929,861)	32,164	(1,434,807)
Net cash provided by (used in) financing activities	(2,233,548)	(1,576,470)	(1,383,142)	1,432,659	(198,584)	1,962,035

Increase (decrease) in cash and cash equivalents	480,792	(1,124,904)	(380,815)	700,111	(335)	(2,109)
Cash and cash equivalents at the beginning of year	602,618	1,727,520	2,108,336	595	930	3,039

Cash and cash equivalents at the end of year	1,083,410	602,616	1,727,521	700,706	595	930

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Corporate transactions during the year ended December 31, 2019.

(i)

In the period ended June 30, 2019, the subsidiary Cosan S.A. concluded the public offerings (Voluntary Tender Offer) for the acquisition of outstanding preferred shares and common shares issued by Comgás. The Company disbursed R$ 2,066,105 and recognized goodwill on capital transactions of R$ 1,091,753, recorded in the Company’s shareholders’ equity. This transaction also generated a loss of R$ 1,093,117 for non-controlling interest.

(ii)

As disclosed in Note 1, an investment agreement was entered into between CLI and CVC, in which an amount of R$588,637 was made through the issuance of new common shares representing approximately 30% of Moove’s capital stock. Of this total, Moove received R$454,000, in addition to an amount related to a fair value of R$134,637 to be received until 2021, once the targets agreed upon in the agreement were met, without any change in the ownership interest. As a result of this transaction, the subsidiary Cosan S.A recognized a gain of R $ 141,568, as a result of the net effect between the capital contribution and the dilution of the equity interest.

9	Investments in joint ventures

Accounting policy

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies.

Cosan holds joint-control of Raízen Combustíveis and Raízen Energia by virtue of its 50% equity interest in both companies and the requirement of unanimous consent of all shareholders on the decisions related to significant activities. Investments were classified as jointly-owned subsidiaries and, therefore, the equity method is used for the years presented in these consolidated financial statements.

The two partners have direct rights over the assets of the company and are jointly and severally accountable for the liabilities incurred by the partnership.

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%
At January 1, 2018	3,185,987	5,261,812	8,447,799
Interest in earnings of joint ventures	693,226	253,056	946,282
Other comprehensive (losses) income	8,358	(54,881)	(46,523)
Interest on capital	(88,200)	—	(88,200)
Changes in the accounting polices adopted by the Company	(1,258)	(82)	(1,340)
Dividends	(693,500)	(486,611)	(1,180,111)

At January 1, 2019	3,104,613	4,973,294	8,077,907

Interest in earnings of joint ventures (i)	1,223,557	(92,151)	1,131,406
Other comprehensive (losses) income	(4,770)	(192,470)	(197,240)
Interest on capital (ii)	(63,500)	—	(63,500)
Dividends (ii)	(1,047,299)	(352,314)	(1,399,613)

At December 31, 2019	3,212,601	4,336,359	7,548,960

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(i)

Includes amount of: (a) R$30,040, related to the effect of the adoption of IFRS 16 by the jointly-controlled subsidiaries, as described in Note 3.3; (b) R$ 135,268 related to the recognition of exclusion of ICMS in the calculation of the tax basis of PIS and COFINS; and (c) R$ 528,967 by the sale to FEMSA Comercio of Raízen Convenências for the formation of the Joint Venture Rede Integrada de Lojas de Conveniências e Proximidade S.A.

(ii)	Refers to the dividends proposed for the year. Dividends were received in the amount of R$ 1,462,625 (R$ 1,292,127 in 2018), as shown in the cash flow statements.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

According to the terms of the Joint Venture—Raízen, Cosan is responsible for legal proceedings that existed before the formation of Raízen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and the Refinancing Program, or REFIS, recorded in “Other taxes payable.” In addition, Cosan granted Raízen access to a credit line (stand-by) in the amount of U.S.$ 350,000 thousand, unused on December 31, 2019.

10	Property, plant and equipment, intangible assets, goodwill and right-of-use assets

Accounting policy

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management uses periods greater than five years in the preparation of discounted cash flows considering that reflects the estimated time of use of the asset and business groups.

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives, property, plant and equipment and right-of-use assets. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Assumptions used in discounted cash flow projections – estimates of future business performance, cash generation, long term growth (ten years for all subsidiaries, except for Logistic and Comgás that consider the remaining period of their concession contracts) and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible change to a key assumption would cause harm. The main assumptions used to determine the recoverable value of the different cash-generating units to which goodwill is allocated are explained below.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10.1	Property, plant and equipment

Accounting policy

a) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives, recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Depreciation methods, such as useful lives and residual values, are reviewed at the end of each year, or when there is a significant change without an expected consumption pattern, such as a relevant incident and technical obsolescence. Any adjustments are recognized as changes in accounting estimates, if appropriate.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.3% to 8%
Permanent railways	3% to 4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Reconciliation of carrying amount

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways	Construction in progress	Other	Total
Cost
At January 1, 2018	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882
Additions	565	8,702	42,031	—	2,181,586	9,662	2,242,546
Business combinations (iii)	—	—	—	—	—	5,699	5,699
Disposals	(4,183)	(25,421)	(189,143)	—	(1,538)	(43,155)	(263,440)
Transfers	155,699	173,251	560,265	991,023	(2,114,281)	78,624	(155,419)
Effect of exchange rate fluctuations	21,251	14,640	—	—	2,259	9,361	47,511

At December 31, 2018	1,243,427	1,045,570	6,508,748	6,127,139	1,054,128	400,767	16,379,779
Transfers to right-of-use assets (ii)	(130,000)	(2,538)	(1,244,787)	—	—	—	(1,377,325)

At January 1, 2019	1,113,427	1,043,032	5,263,961	6,127,139	1,054,128	400,767	15,002,454
Additions	125	1,986	29,773	1,802	1,979,943	2,437	2,016,066
Disposals	(3,634)	(21,474)	(105,592)	—	(1,362)	(26,010)	(158,072)
Transfers	132,461	205,355	812,130	595,381	(1,525,318)	59,638	279,647
Effect of exchange rate fluctuations	3,903	3,070	—	—	1,634	939	9,546
Discontinued operation	(59,917)	(68,107)	—	—	—	(3,216)	(131,240)

At December 31, 2019	1,186,365	1,163,862	6,000,272	6,724,322	1,509,025	434,555	17,018,401

Depreciation
At January 1, 2018	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)
Additions	(52,925)	(116,002)	(655,745)	(467,634)	—	(28,423)	(1,320,729)
Disposals	3,518	25,054	186,557	—	—	37,458	252,587
Transfers	(1,058)	2,609	4,933	33,343	—	(20,905)	18,922
Impairment	—	—	(33,808)	(22,896)	(10,842)	(4,186)	(71,732)
Effect of exchange rate fluctuations	(3,197)	(10,724)	—	—	—	(5,777)	(19,698)

At December 31, 2018	(351,161)	(443,209)	(1,743,714)	(1,406,964)	(10,842)	(6,067)	(3,961,957)
Transfers to right-of-use assets (ii)	50,450	2,532	462,748	—	—	—	515,730

At January 1, 2019	(300,711)	(440,677)	(1,280,966)	(1,406,964)	(10,842)	(6,067)	(3,446,227)
Additions	(72,329)	(135,267)	(632,170)	(611,575)	—	(28,758)	(1,480,099)
Disposals	131	20,287	104,872	6	—	21,383	146,679
Transfers	3,546	(2,884)	(106,525)	(2,234)	3,972	(18,897)	(123,022)
Effect of exchange rate fluctuations	(549)	(672)	—	—	—	(666)	(1,887)
Discontinued operation	9,478	27,194	—	—	—	2,619	39,291

At December 31, 2019	(360,434)	(532,019)	(1,914,789)	(2,020,767)	(6,870)	(30,386)	(4,865,265)

At December 31, 2018	892,266	602,361	4,765,034	4,720,175	1,043,286	394,700	12,417,822

At December 31, 2019	825,931	631,843	4,085,483	4,703,555	1,502,155	404,169	12,153,136

(i)	On December 31, 2019 and 2018, wagons and locomotives in the amount of R$ 745,203 were pledged to guarantee bank loans. (Note 5.5);
(ii)	The amount of R$ 861,595 was transferred to the right to use, where R$ 1,377,325 refers to cost and (R$ 515,730) to accumulated depreciation due to the adoption of IFRS 16;
(iii)	Property, plant and equipment acquired on the acquisition of the full control of the companies as detailed in Note 1.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10.2	Intangible assets and goodwill

Accounting policy

a) Goodwill

Goodwill is initially recognized based on the accounting policy for business combinations. Goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to the Company’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination.

b) Concession rights agreement

The subsidiary Comgás has a public concession agreement for a gas distribution service in which the Concession Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the Company recognizes this right as an intangible asset.

The intangible asset comprises: (i) the concession right recognized upon the business combination of Comgás, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions.

The amortization of the intangible assets is discontinued when the related asset is fully used or written off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

c) Customer relationships

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

d) Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

e) Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

f) Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

g) Research costs

Development costs for future products and other internally generated intangible assets are capitalized at cost, provided manufacture of the products is likely to bring the Cosan an economic benefit. If the criteria for recognition as assets are not met, the expenses are recognized in the income statement in the year in which they are incurred.

Capitalized development costs include all direct and indirect costs that are directly attributable to the development process. The costs are amortized using the straight-line method from the start of production over the expected life cycle of the models developed.

Amortization recognized during the year is allocated to the relevant functions in the income statement.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At January 1, 2018	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585
Additions	—	412,053	—	—	77,931	76,642	566,626
Business combinations (i)	(6,878)	—	—	—	136,626	32,936	162,684
Disposals	—	(131,263)	—	(228,270)	(402,266)	(66,808)	(828,607)
Transfers	—	(82,174)	—	—	(74,632)	(110,531)	(267,337)
Effect of exchange rate fluctuations	38,227	—	—	13,673	15,817	11,002	78,719

At December 31, 2018	883,234	17,631,883	435,624	37,877	742,863	370,189	20,101,670
Additions	2,795	12,031	—	—	85,438	13,254	113,518
Disposals	—	(67,259)	—	—	(215)	(8)	(67,482)
Transfers	—	447,863	171	—	(704)	6,263	453,593
Effect of exchange rate fluctuations	18,948	—	—	8,293	1,709	(1,602)	27,348
Discontinued operation	—	—	—	—	—	(818)	(818)

At December 31, 2019	904,977	18,024,518	435,795	46,170	829,091	387,278	20,627,829

Amortization
At January 1, 2018	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)
Additions	—	(472,939)	(11,740)	(22,827)	(105,773)	(62,285)	(675,564)
Disposals	—	94,133	—	228,270	400,679	65,971	789,053
Transfers	—	(360)	—	—	179,636	397	179,673
Impairment	—	—	—	—	—	(750)	(750)
Effect of exchange rate fluctuations	—	—	—	—	(1,735)	(3,837)	(5,572)
At December 31, 2018	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)
Additions	—	(515,615)	(11,766)	(9,201)	(95,034)	(33,813)	(665,429)
Disposals	—	14,747	—	—	162	8	14,917
Transfers	—	(8)	—	—	(3,626)	(2,379)	(6,013)
Effect of exchange rate fluctuations	—	—	—	—	2,668	(1,761)	907
Discontinued operation	—	—	—	—	—	583	583

At December 31, 2019	—	(2,884,699)	(236,122)	(9,201)	(410,449)	(243,699)	(3,784,170)

At December 31, 2018	883,234	15,248,060	211,268	37,877	428,244	163,852	16,972,535

At December 31, 2019	904,977	15,139,819	199,673	36,969	418,642	143,579	16,843,659

(i)

The goodwill of the acquisitions, according to Note 1, is composed by: a) Stanbridge from R$ 31,726; b) TTA from R$ 23,618; c) LubrigrupoII from R$ 6,856; and d) Metrolube from R$ 67,548. Additionally, goodwill from the acquisition of Stanbridge (preliminarily allocated at the acquisition date in November 2017) was allocated to Customer relationships in 2018, in the amount of R$ 136,626.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2019, R$19,877 was capitalized at an average rate of 7.29% p.a. (R$9,917 and 8.94 % p.a. on December 31, 2018).

b)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization %	December 31, 2019	December 31, 2018
Comgás (i)	Concession term	8,129,822	8,128,992
Rumo (ii)	Concession term	7,009,997	7,119,068

		15,139,819	15,248,060
Operating license for port terminal (iii)	3.70%	199,673	211,268
Trademarks:
Comma	Undefined	36,969	37,877

		36,969	37,877
Customers relationship:
Comgás	20.00%	161,786	149,890
Moove	6.00%	256,856	278,354

		418,642	428,244
Other
Software license	20.00%	81,669	79,118
Other		61,910	84,734

		143,579	163,852
Total		15,938,682	16,089,301

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo S.A., from the business combinations.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Impairment testing of cash-generating units (“CGU”) goodwill

i.	Cosan Logística

The Company annually tests the recoverable amounts of goodwill arising from business combinations. Property, plant and equipment and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of analyzing impairment, concession contracts were defined as cash generating units, each registered with an individual company. The basis for annual assessment and testing is September 30.

During the year ended December 31, 2019, we did not identify any impairment indicators, so that no impairment test was necessary for property, plant and equipment and intangible assets with a defined useful life, except for the cash-generating unit represented by the Rumo Malha Oeste S.A. (“Malha Oeste”) concession, which presents negative results with low cash generation.

The recoverable amount for fixed assets of this cash-generating unit was determined using the discounted cash flow method of the cash-generating unit.

The main assumptions used were (i) EBITDA projected for the cash generating unit, with no increase in volume transported, in the remaining term of the concession, and (ii) the discount rate (wacc) of 9% per year, before the taxes. The calculation resulted in a recoverable amount of R$ 109,000, compared to a book value of R$ 99,000, which includes property, plant and equipment and intangible assets.

The balance of goodwill recorded by the Company is associated with the port and terminal lifting operation, so this cash-generating unit needs to be tested annually.

The recoverable value of this cash-generating unit was determined by the net sale value of the unit, using the EBITDA multiples technique, a technique considered level 3 in the hierarchy of fair value estimates.

The main assumptions used were (i) EBITDA generated by the cash-generating unit in 2019, and (ii) average of the multiples practiced by market agents for companies (10.9x) in the sector in which the Company operates. The calculation resulted in a recoverable amount of R$ 2,183,000, compared to a book value of R$ 819,039, which includes property, plant and equipment and intangible assets.

The determination of the recoverability of the assets depends on certain key assumptions, as previously described, which are influenced by the market, technological and economic conditions prevailing at the time when this recovery is tested and, therefore, it is not possible to determine whether new losses due to recovery reduction will occur in the future and, if they occur, whether they would be material. The amount of goodwill tested at Cosan Logística is R$100,451.

ii.	Cosan S.A.

The main assumptions used consider, mainly, the expected growth of operations based on the Gross Domestic Product (Produto Interno Bruto – PIB) segmented by country, as well as the average growth levels experienced in recent years and other macroeconomic aspects, as well as the expected sale price of the shares, using discount rates that reflect specific risks related to the business, as shown in the table above.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

All of these future cash flows were discounted at a rate of 9.0% (weighted average cost of capital) and a growth rate of 3.4% from 2030, reflecting specific risks related to the relevant assets in its generating unit. Cashier.

A 6.3% increase in the discount rate must change so that the estimated recoverable amount is equal to the carrying amount. The dollar has an impact on projections and, therefore, a fluctuation in the exchange rate would have an effect on the estimate.

As of December 31, 2019, no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of assets depends on certain key assumptions, as described above, which are influenced by the market, technological and economic conditions in force at the time when this recovery is tested and, therefore, it is not possible to determine whether further reductions in losses of recovery will occur in the future and, if they do, whether they would be material. The amount of goodwill tested at Cosan S.A is R$801,731.

10.3	Right-of-use assets

Accounting policy

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

As mentioned in the operational context, the Company signed the concession contract for Malha Central, which guarantees the right to operate the railroad network for a period of 30 years, counting from the date of signature occurred on July 31, 2019. Corrected in accordance with contractual parameters, the auction amount was recorded as right to use railway infrastructure in the amount of R$ 2,904,778. The lease liability in the amount of R$ 2,759,539 represents the present value of future installments, using the incremental rate of the contract. The auction provided for a 5% cash payment in the amount of R$ 145,239. This transaction is the main addition to the exercise, as we can see in the transaction charts:

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
Initial recognition of IFRS 16	100,615	8,630	41,884	66,931	13,085	792,615	1,023,760
Transfers from property, plant and equipment and other assets (i)	130,000	2,538	1,244,787	—	—	50,168	1,427,493

At January 1, 2019	230,615	11,168	1,286,671	66,931	13,085	842,783	2,451,253
Additions	7,073	3,045	1,004	—	732	2,904,778	2,916,632
Contractual adjustments	9,883	(956)	712	—	442	54,828	64,909
Transfers	327	(2,539)	(249,746)	—	—	1,565	(250,393)
Currency translation adjustments	(468)	—	—	—	—	—	(468)

At December 31, 2019	247,430	10,718	1,038,641	66,931	14,259	3,803,954	5,181,933

Amortization:
Transfers from property, plant and equipment (i)	(50,450)	(2,532)	(462,748)	—	—	—	(515,730)
Impairment (ii)	—	—	—	—	—	(131,541)	(131,541)

At January 1, 2019	(50,450)	(2,532)	(462,748)	—	—	(131,541)	(647,271)

Additions	(21,282)	(3,074)	(9,018)	(7,594)	(6,459)	(118,915)	(166,342)
Transfers	(7,233)	2,532	106,109	—	2	—	101,410

At December 31, 2019	(78,965)	(3,074)	(365,657)	(7,594)	(6,457)	(250,456)	(712,203)

At January 1, 2019	180,165	8,636	823,923	66,931	13,085	711,242	1,803,982

At December 31, 2019	168,465	7,644	672,984	59,337	7,802	3,553,498	4,469,730

(i)

Refers to transfers of property, plant and equipment in the amount of R$1,377,325 (note 10.1) and R$50,167 corresponding to advances made at the beginning of the concession that were presented under other assets;

(ii)

The subsidiary Rumo Malha Oeste S.A. recorded a provision for impairment in the year ended December 31, 2018, limiting the balance of long-term assets to realizable value. Accordingly, the balance of the right to use recorded therein was subject to a provision for reduction to the net recoverable value in the initial registration.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

11	Leases and concessions in dispute

Accounting policy

The Company records in this account the balance of the lease installments involved in disputes with the granting authority. The initial registration takes place at the amount of the installment at maturity, by transferring the “Liabilities for leases” account. Subsequently, the values are corrected by Selic.

Balances payable as a concession for concession rights (“Concessions”) are also recorded in this account, with a contra entry to intangible assets (see note 10.2). Subsequent measurement occurs at the effective rate.

	December 31, 2019			December 31, 2018
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	—	36,621	36,621	60,761
Rumo Malha Paulista	—	20,003	20,003	45,892

	—	56,624	56,624	106,653
Court discussion
Rumo Malha Paulista	1,870,018	—	1,870,018	1,695,770
Rumo Malha Oeste	1,440,656	87,582	1,528,238	1,406,145

	3,310,674	87,582	3,398,256	3,101,915
Total	3,310,674	144,206	3,454,880	3,208,568

Current			9,847	28,797

Non-current			3,445,033	3,179,771

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Court Discussion:

The Company is challenging in court the economic and financial imbalance of certain Lease and Concession Agreements.

In April 2004, Rumo Malha Paulista filed a Cautionary Action and, subsequently, a Declaratory Action before the 21st Federal Court of Rio de Janeiro questioning the economic and financial imbalance of the Concession and Lease Contracts, due to the high disbursement that the company has with the payment of labor lawsuits and other costs involved, which are the responsibility of Rede Ferroviária Federal S.A., under the terms expressed in the bidding notice Rumo Malha Paulista requested the grant of an injunction to suspend the payment of lease contract, past due and maturities, as well as the offsetting of the credit balance resulting from labor fees paid by the Company with the amount charged by the Union. In April 2005, the injunction was granted, suspending the payment of the installments for 90 days, determining the realization of expertise. In July 2005, the suspension of the liability was extended for another 90 days. In September 2005, the injunction was revoked by the Regional Federal Court of Rio de Janeiro. In January 2006, a request was made to suspend the payment of installments, by means of a deposit. The amount related to the lease installments had been deposited in court until October 2007, when the Company obtained judicial authorization to replace the judicial deposits by bank guarantee letter. In October 2015, a decision was rendered that partially upheld the lawsuit recognizing the occurrence of economic and financial imbalance in the contracts, allowing the Company to offset part of the amounts claimed against the presented debt. As an appeal, the right to offset expenses with internal personnel was included and the correction of the amounts due by the IPCA-E was determined. Appeals are awaited by the Superior Courts. Nevertheless, the Company understands that any amount discussed in the process is liable to offset, due to the provision contained in clauses 7 and 10 of the Bidding Notice.

Management, supported by the opinion of its lawyers, assesses the chances of success as probable in relation to the value of the sentence and judgment rendered and as possible in relation to other amounts, but maintains the record of the debt as it is a contractual obligation.

Rumo Malha Oeste also pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, configuring changes in the regulatory scenario and conditions established in the Privatization Notice–in addition, the growth forecasts that defined the business value did not materialize. The lawsuit is pending before the Federal Regional Court of the 2nd Region. The amount referring to the Company’s overdue installments was guaranteed by the acquisition of public debt securities (Letras Financeiras do Tesouro–LFT). In March 2008, the Company obtained authorization to replace the guarantee with bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guarantee insurance was granted. An appeal judgment is pending before the Federal Regional Court–TRF.

Management, supported by the opinion of its lawyers, assesses the chances of success as probable, but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the Company, and because the amount is still pending.

On January, 2020, ANTT deliberates to start an Administrative Ordinary Procedure in order to generate a conclusive report about the occurrence of alleged breaches of contract by Malha Oeste to declare or not the caducity of the Contract. The analysis will be done by a commission that will be indicated by ANTT, where it will be guaranteed the right of to due process.

Management, supported by the opinion of its lawyers, assesses the chances of success as possible.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Judicial deposits at December 31, 2019 and December 31, 2018 concerning the above claims totaled:

	December 31, 2019	December 31, 2018
Rumo Malha Paulista	119,806	119,806
Rumo Malha Oeste	21,703	20,690

	141,509	140,496

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

11.1 Commitments

a)	Commitments for the acquisition of assets and regulatory targets

The balance of this account is considered as an asset or liability in accordance with the chart of accounts of the Regulatory. However, this account is excluded from the financial statements prepared in accordance with accounting practices adopted in Brazil and also IFRS, since its realization or settlement depends on future consumption by different consumers of the subsidiary Comgás. Therefore, the balances presented below are not recognized in the financial statements.

Regulatory assets (liabilities):

	December 31, 2019	December 31, 2018
Cost of gas to be recovered/(transferred)	427,335	504,175
Credits of taxes to be recovered/(transferred)	(431,900)	(252,816)

	(4,565)	251,359
Regulatory assets (liabilities)	(115,597)	672,810
Regulatory assets (liabilities) tax	(155,311)	(127,815)

	(270,908)	544,995
Adjustment	38,757	3,713
Extemporaneous credits	(23,773)	(76,452)

	14,984	(72,739)

	(255,924)	472,256

b)	Commitments with supply contracts

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$ 18.736.022, which amount includes the minimum established in contract in both commodity and transportation.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

12	Other taxes payable

Accounting policy The Company is subject to taxes, contributions and municipal, state and federal duties, in its respective jurisdictions.

	December 31, 2019	December 31, 2018
Tax amnesty and refinancing program—Refis	213,360	216,984
ICMS – State VAT	161,254	96,793
COFINS – Revenue tax	84,953	47,017
PIS – Revenue tax	19,426	7,654
ISS – Service tax	6,753	4,666
IOF – Financial tax	309	1,318
INSS – Social security	10,513	7,337
Other	21,553	18,417

	518,121	400,186

Current	363,051	245,587

Non-current	155,070	154,599

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2019	December 31, 2018
13 to 24 months	5,654	14,658
25 to 36 months	4,936	11,532
37 to 48 months	4,486	11,214
49 to 60 months	3,225	11,214
61 to 72 months	136,558	11,175
73 to 84 months	48	8,301
85 to 96 months	48	8,301
Thereafter	115	78,204

	155,070	154,599

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

13	Income tax and social contribution

Accounting policy

The income taxes rate is 34%. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

i.	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ii.	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss.

The measurement of deferred tax reflects the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority and the same taxable entity.

iii.	Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all the taxes will be realized, the tax asset is reversed. There is no deadline for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

iv.	Tax exposure

In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Reconciliation of income and social contribution tax expenses

	December 31, 2019	December 31, 2018	December 31, 2017
Profit before taxes	3,661,948	2,871,897	1,514,851
Income tax and social contribution nominal rate (34%)	(1,245,062)	(976,445)	(515,049)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	385,097	337,058	338,601
Differences in tax rates on earnings / losses of overseas companies	(78,026)	(12,423)	(89,070)
Granted income tax incentive	178,609	48,541	74,416
Share-based payment transactions	19,986	(1,363)	(4,022)
Interest on shareholders’ equity	(26,766)	(19,777)	(21,495)
Non-deductible expenses (donations, gifts, etc.)	(16,925)	(14,405)	(52,226)
Tax losses not recorded (i)	(69,335)	(134,401)	(161,992)
Goodwill amortization effect	1,271	1,853	1,853
Tax effects of discounts granted—PERT	—	218	(4,438)
Other	71,555	10,657	8,621

Income tax and social contribution benefit (expense)—current and deferred	(779,596)	(760,487)	(428,355)

Effective rate—%	21.29%	26.48%	28.28%

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	December 31, 2019	December 31, 2018
Assets credit of:
Income tax loss carry forwards	2,136,077	2,190,068
Social contribution tax loss carry forwards	779,252	801,866
Temporary differences
Foreign exchange—Loans and borrowings	921,811	789,220
Legal proceedings provision	305,473	396,577
Impairment provision	203,057	241,083
Provisions for employee benefits	214,496	175,178
Allowance for doubtful accounts	26,969	30,327
Regulatory asset (liability)	53,875	59,597
Impairment of tax credit	79,928	74,900
Share-based payment transactions	9,879	5,246
Profit sharing	63,987	51,601
Interest on preferred shareholders payable in subsidiaries	89,931	155,562
Property, plant and equipment—useful life review	408,581	277,925
Miscellaneous provisions	348,212	208,104
Other	112,240	67,991

Total	5,753,768	5,525,245
(-) Deferred taxes assets not recognized	(2,198,164)	(2,104,742)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	27,666	63,574
Tax deductible goodwill	(390,249)	(389,679)
Lease	(36,347)	(228,055)
Concession contract	—	(6,745)
Unrealized gains on derivatives instruments	(923,672)	(664,841)
Fair value option in loans	174,596	57,298
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,663,085)	(3,725,546)
Other	114,525	56,201

Total	(5,831,602)	(5,972,829)

Total of deferred taxes recorded	(2,275,998)	(2,552,326)

Deferred income tax—Assets	1,607,566	1,540,693

Deferred income tax—Liabilities	(3,883,564)	(4,093,019)

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Changes in deferred income tax

i. Deferred tax assets	Tax loss and negative basis	Post- employment obligations	Employee benefits	Provisions	Property	Other	Unregistered credits	Total
Balance on January 1, 2018	2,879,157	153,433	41,762	1,043,174	160,489	833,393	(1,831,832)	3,279,576
(Charged) / credited to the result for the year	116,883	(8,717)	14,896	(92,183)	117,435	256,659	(122,368)	282,605
other comprehensive results	(4,107)	30,461	189	—	—	(17,683)	—	8,860
Balance on December 31, 2018	2,991,933	175,177	56,847	950,991	277,924	1,072,369	(1,954,200)	3,571,041

(Charged) / credited to the result for the year	(76,604)	3,809	16,938	12,646	130,657	(5,667)	57,727	139,500
other comprehensive results	—	35,510	81	—	—	(22,335)	—	13,256
Exchange differences	—	—	—	—	—	133,492	(2,827)	130,665

Balance on December 31, 2019	2,915,329	214,496	73,866	963,637	408,581	1,177,859	(1,899,300)	3,854,468

i. Deferred tax liabilities	Effects on the formation of JV subsidiaries	Intangible	Unrealized income from derivatives	Leases	Debt Fair Value Adjustment	Other	Unregistered credits	Total
Balance on January 1, 2018	(1,135,036)	(3,741,525)	(9,765)	(277,090)	23,855	(295,305)	(110,276)	(5,545,142)
(Charged) / credited to the result for the year	—	15,979	(655,076)	49,035	33,443	18,661	(40,267)	(578,225)
Balance on December 31, 2018	(1,135,036)	(3,725,546)	(664,841)	(228,055)	57,298	(276,644)	(150,543)	(6,123,367)

Adjustment in the adoption of IFRS 16 (note 3.3)	—	—	—	41,710	—	—	—	41,710
Balance on January 1, 2019	(1,135,036)	(3,725,546)	(644,841)	(186,345)	57,298	(276,644)	(150,543)	(6,081,657)

(Charged) / credited to the result for the year	—	62,461	(258,831)	149,999	117,299	28,584	(175,814)	(76,302)
Discontinued operation	—	—	—	—	—	—	27,493	27,493

Balance on December 31, 2019	(1,135,036)	(3,663,085)	(923,672)	(36,346)	174,597	(248,060)	(298,864)	(6,130,466)

							Total	2,275,998

The Company expects to realize the full deferred tax on tax losses and social contribution.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Provision for legal proceedings and judicial deposits

Accounting policy

Provisions for legal proceedings are recognized as other expenses when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value in the acquisition time.

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at December 31, 2019 and 2018 in respect of:

	Provision for legal proceedings		Judicial deposit
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Tax	589,180	534,131	476,706	460,484
Civil, environmental and regulatory	332,527	362,725	220,933	199,526
Labor	432,464	466,312	245,818	218,797

	1,354,171	1,363,168	943,457	878,807

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2018	501,247	375,561	471,349	1,348,157
Provisions	20,325	48,660	97,427	166,412
Settlement / Write-offs	(22,024)	(76,083)	(134,336)	(232,443)
Transfers	7,178	(7,178)	—	—
Monetary variation (i)	27,405	21,765	31,872	81,042

At December 31, 2018	534,131	362,725	466,312	1,363,168
Provisions	34,962	39,323	83,500	157,785
Settlement / Write-offs	(28,261)	(117,449)	(149,031)	(294,741)
Interest and exchange variation	48,348	47,928	31,683	127,959

At December 31, 2019	589,180	332,527	432,464	1,354,171

(i)	Includes interest reversal.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	December 31, 2019	December 31, 2018
Compensation with FINSOCIAL (i)	293,291	286,929
INSS—Social security (ii)	95,979	80,134
State VAT—ICMS credit (iii)	97,534	72,941
PIS and COFINS	2,889	171
IPI—Excise tax credit—NT (iv)	53,693	28,931
Federal income taxes	1,707	1,589
Other	44,087	63,436

	589,180	534,131

(i)

During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. The offsetting of these taxes remains under discussion at the administrative level. No judicial deposits were made.

(ii)

The amounts that have been provisioned are mainly related to social security contributions levied on company’s gross invoiced amounts, pursuant to Article 22-A of the 8.212/91 Law, which are being challenged on the grounds of constitutionality. Judicial deposits have been made monthly for the corresponding amounts.

(iii)

The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool; and (c) assessment notice related to the ICMS offset Notes to the consolidated financial statements (In thousands of Brazilian Reais—R$ unless otherwise stated) 92 arising from the fact that the forward presumed profit is bigger than the consummated profit, under tributary substitution regime.

(iv)

During the year ended December 31, 2019, the Company, through its subsidiary Cosan, recorded provision for lawsuits IPI Seletividade, related to period from November 1992 to December 1995, judged by the Brazilian Federal Supreme Court (“STF”), using the General Repercussion method (RE n º 592,145, item 080), in the amount of R$53,109, with unfavorable scenario for the Company.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

As of December 31, 2019, R$ 199,526 in judicial deposits were made for civil and environmental claims, and this figure was R$ 196,026 as of December 31, 2018. Company and its subsidiaries are also parties to a number of regulatory legal proceedings related to (i) collection of fines by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT;” (ii) discussions on the tariff ceiling imposed by the ANTT; and (iii) certain other matters.

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	December 31, 2019	December 31, 2018
Civil	3,493,260	3,258,113
Labor	968,426	990,913
Tax	11,382,113	11,485,863
Regulatory	860,025	699,301
Environmental	679,621	460,911

	17,383,445	16,895,101

Tax:

	December 31, 2019	December 31, 2018
ICMS—State VAT (i)	2,869,089	2,684,248
Federal income taxes (iii)	3,619,834	3,372,743
IRRF—Withholding tax (v)	1,030,981	982,134
PIS and COFINS—Revenue taxes (iv)	1,529,885	1,408,519
INSS—Social security and other (vi)	226,857	260,712
Goodwill Rumo (viii)	83,734	529,788
IPI—Excise tax credit—NT (vii)	451,781	490,500
Penalties related to tax positions (ix)	483,577	449,039
MP 470—Tax installments (xi)	304,961	297,902
Foreign financial operation (ii)	28,701	290,220
Compensation with IPI—IN 67/98 (x)	181,655	134,642
Stock option (xiii)	70,072	67,991
Financial transactions tax on loan	53,765	52,585
Other (xiv)	447,221	464,840

	11,382,113	11,485,863

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	In summary, these demands relate basically:

•	Tax assessments issued against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and tolling partnership;

•

ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale or purchase the goods, which after the operation, had their tax registrations revoked;

•	Disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business.

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	ICMS related to the fiscal war between the states, tax substitution method and tax credits arising from the transfer of excess credits to its centralizing unit;

•

The subsidiary CLE has been discussing the “FEEF” (deposit of 10% of ICMS tax exempted by the use of tax benefits) on the industrialization and commercialization of lube oils, considering that the constitutional immunity provided for in art. 155, § 2, X, “b” of CF / 88 cannot be considered as a tax benefit under Law No. 7.248 / 2016, regulated by State Decree No. 45.810/2016. Judicial deposits made monthly for the supposed due amounts.

•

The State Tax Administration assessed the rail concessions for non-taxation of ICMS on invoices for the provision of rail freight services for export. There is a favorable position for taxpayers in the higher courts.

•

Levies of ICMS Mato Grosso State relative of notices (TADs) to require tax and fine of 50% of the value of operations, based on understanding that export operations done with the electronic documents of transportations (DACTEs) was canceled configuring it as improper according articles 35-A and 35-B State Law nº 7098/98.

(ii)

Tax assessment notices issued requiring additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper exclusion of financial costs arising from loans with foreign financial institutions from the corporate income tax and social contribution calculation basis, (b) improper exclusion of financial income from securities issued by the Government of Austria and the Government of Spain from the corporate income tax and social contribution calculation basis (c) no inclusion, in the corporate income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper offsetting from corporate income tax and the social contribution calculation basis by using PIS and COFINS credits. Contingency adjusted due to the partial success of administrative proceeding.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)	The Company, and its controlled companies, received assessment notices based on the following:

a.	Tax benefits that arose from the deduction of goodwill amortization,

b.

Exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation,

c.	The subsidiary Comgás was known of the no recognition of the offsetting procedures made in 2015, using income taxes credits (IRPJ),

d.	Isolated fine of 50%, resulting from non-homologation of compensations, and

e.

Tax assessments that require IRPJ and CSLL related to: (i) Malha Norte Goodwill: Tax assessment notices drawn up for the collection of IRPJ and CSLL, cumulated with interest for late payment and fines and isolated. In the opinion of the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S/A and Novoeste Brasil S/A. (i) GIF, TPG and Teaçu. Tax assessment notices issued for the collection of IRPJ and CSLL, plus a fine and default interest, as well as an isolated fine, for the following reasons: Deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S/A; Deduction, of the actual profit and the basis of calculation of CSLL, of the amount corresponding to the amortization of the goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A in the acquisition of shares issued by Rumo Logística S/A; (iii) Labor Provisions: In 2009, under the assumption that the Company would have excluded from the calculation of the actual profit and the adjusted basis of calculation of CSLL labor provisions. According to the tax authorities, the write-off of labor provisions was made by the Company without the individualization of the proceedings (provisions and reversals), which would impact on the tax calculation. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules regarding the addition and exclusion of provisions in the determination of IRPJ and CSLL.

(iv)

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. Tax assessments to require PIS and COFINS relative to Rumo Malha Norte, Rumo Malha Sul and Rumo Malha Oeste concerning administrative disallowance for non-cumulative system relative to: a) credits issued untimly unattended of previous rectification of tax return; b) credits of expenses of mutual traffic contracts; c) non-comproved credits of expenses with services have classified as input material; d) company employees transportation expenses credits; e) electricity expenses credits; f) non-comproved equipment rental agreement and rental expenses credits; g) expenses in acquisition of machines, equipments and incorporated into company permanent assets credits.

The subsidiary CLE discusses on judicial lebelthe withholding income tax on an alleged capital gain arising from the acquisition of assets of foreign companies.

(v)	Rumo Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(vi)

The legal proceeding related to INSS payment involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity and (c) requirement of social security contribution on stock purchase through stock option plans,

(vii)

Lawsuits regarding manufactured tax (IPI) are essentially related to incidence of: (a) of refined sugar in accordance with SRF Normative Instruction nº 67/98; and (b) sales of lubricating grease (CLE Subsidiary) derived from petroleum, therefore immune.

(viii)

Tax assessment issued by the Brazilian Tax Authority in 2011, 2013 and 2019 against Rumo S.A. concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group; (c) supposed capital gain on disposal of equity interest in a Company of the same group in 2019. Contingency adjusted due to the partial success of administrative proceeding.

(ix)

The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(x)	Offsetting of IPI tax related to for sales of refined sugar according SRF Normative Instruction nº 67/98, which authorized the refunding of the tax paid from January 14, 1992 to November 16, 1997.

(xi)

The Tax Authority partially rejected the Company requests for payment of its federal tax debts, pursuant to provisional measure n. 470 (MP 470), on the ground that the tax loss offered is not sufficient to settle the respective debts. The likelihood of loss is considered as possible since the results are indicated existed and are available for such use.

(xii)

In 2010, Prumo Engenharia Ltda. (“Prumo Engenharia”), a company that provided services to ALL—América Latina Logística SA (“ALL”), was accused of incurring irregular labor practices during the execution of an engineering service for the Company’s indirect subsidiary, Rumo Malha Paulista. Although Prumo Engenharia assumed full responsibility for the condition of the workers in question, Rumo Malha Paulista was improperly included, in the Rumo S.A’s view, in the register of employers of the Ministry of Labor, being granted a preliminary injunction determining the exclusion of said registration until the final and unappealable decision of the judicial process, which is processed in the secrecy of justice.

The Public Prosecutor’s Office also filed a public civil action against the Malha Paulista, without the inclusion of Prumo in the case, demanding payment of compensation for collective damages in the amount of R$ 100.000 (among other commitments), partially adjudicated proceeding condemning the Rumo S.A in obligations of doing and not doing, as, in collective moral damages of R$ 15.000. In addition to demonstrating that the Rumo S.A did not participate in the practice of irregularities, Rumo S.A understands that the suit should be filed against Prumo, which is discussed in appeal. The risk of loss is considered possible and the case is awaiting decision of the Superior Labor Court.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(xiii)

Tax assessments issued against the Rumo S.A for the collection of social security contributions (20% on the amount paid) of amounts related to the Stock Option Plan granted to employees, managers and third parties. The main reason for the assessment is the alleged remunerative nature.

The Federal Tax Authority intends to make the incidence of IOF (Financial Transation Tax) on checking accounts maintained by the controlling company for its affiliates and other controlled companies prevail, which consists on the substantial share of the notice. The Tax Authority argues that the use of an accounting caption to indicate expense advances to affiliated companies, without a formal loan contract, characterizes the existence of a checking account, as the IOF should be calculated according to the specific rules of revolving credit operations. These discussions are still at the administrative level.

(xiv)

Rumo Malha Sul submitted various Compensation Declarations (DCOMP) through the PER/DCOMP electronic system, in regard to credit premium, using credit acquired from a third party (Fibra S/A Indústria e Comércio and others). Said DCOMP’s, due to being related to third parties’ credit, as well as credit premium, were deemed as “not declared” in an administrative Resolutive Order, enforcing a 75% fine, according to article 18, para. 4, of Federal Law no. 10.833/2003.

Labor:

In 2010, Prumo Engenharia Ltda. (“Prumo Engenharia”), a company that provided services to ALL—América Latina Logística SA (“ALL”), was accused of incurring irregular labor practices during the execution of an engineering service for the Company’s indirect subsidiary, Rumo Malha Paulista. Although Prumo Engenharia assumed full responsibility for the condition of the workers in question, Rumo Malha Paulista was improperly included, in the Rumo S.A.’s view, in the register of employers of the Ministry of Labor, being granted a preliminary injunction determining the exclusion of said registration until the final and unappealable decision of the judicial process (Annulment Action), which is processed in the secrecy of justice. The Public Prosecutor’s Office also filed a public civil action against the Malha Paulista, without the inclusion of Prumo in the case, demanding payment of compensation for collective damages in the amount of R$ 100.000 (among other commitments), partially adjudicated proceeding condemning the Rumo S.A in obligations of doing and not doing, as, in collective moral damages of R$ 15.000. In addition to demonstrating that the Rumo S.A did not participate in the practice of irregularities, Rumo S.A understands that the suit should be filed against Prumo, which is discussed in appeal. The risk of loss is considered possible and the case is awaiting decision of the Superior Labor Court.

c)

The Company has indemnity claims whose realization is not practically certain, and therefore represents contingent assets not recognized in the financial statements. It is not yet possible to estimate the financial effects of these damages actions

15	Shareholders’ equity

a)	Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in note 13.

At December 31, 2019, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A common shares	%	Class B common shares	%
Controlling group	19,514,418	13.73%	96,332,044	100.00%
Renaissance Technologies LLC	8,786,694	6.18%	—	—
M&G Investment Management Limited	622,555	0.44%	—	—
Eastspring Investments (Singapore) Limited	1,916,859	1.35%	—	—
Free Float	94,636,733	66.59%	—	—

Total shares outstanding	125,477,259	88.29%	96,332,044	100.00%

Treasury shares	16,638,275	11.71%	—	—
Total	142,115,534	100.00%	96,332,044	100.00%

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

As of the date of this annual report, our authorized share capital is U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share and 188,886,360 class B series 1 common shares, par value U.S.$0.01 per share. Of these, 125,477,259 class A common shares were issued and outstanding and 96,332,044 class B series 1 common shares were issued and outstanding as of December 31, 2019. Each of our class A common shares entitles its holder to one vote.

On January 3, 2019, we acquired 14,228,134 Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately U.S.$126.3 million, excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining.

On April 24, 2019, we announced the cancellation of 32,239,807 Class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, we had 142,115,534 total Class A common shares remaining.

On September 30, 2019, we acquired 10,244,806 of our class A common shares pursuant to a tender offer at a purchase price of U.S.$15.50 per share, for a total cost of approximately U.S.$158.8 million, excluding fees and other related expenses. These shares represented 7.55% of the issued and outstanding class A common stock of Cosan Limited as of September 27, 2019. After giving effect to the purchase, we had 125,477,259 outstanding class A common shares remaining.

b)	Treasury shares

Accounting policy

Treasury shares represent the stocks that are repurchased by the company and are available for specific and limited intents. For accounting purposes, Cosan hold the shares required to meet the future employee share-based payment plans and the volume is treated in the same manner as treasury shares.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company holds 16,638,275 Class A treasury shares as of December 31, 2019 (26,011,673 as of December 31, 2018) with a market value of US $ 22.84 per share as of December 31, 2019 (US $ 8.80 per share as of December 31, 2018).

c)	Dividends

Accounting policy Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from its subsidiaries.

On May 16, 2018, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A.. The dividends were paid to shareholders for the fiscal year ended December 31, 2017 totaling R$ 69,622 or U.S.$ 20,000, corresponding to R$ 0.2861 or U.S.$ 0.0822 per common share without withholding income tax.

d)	Other comprehensive (loss) income

	December 31, 2018	Comprehensive (loss) income	December 31, 2019
Loss on cash flow hedge in joint ventures	(533,917)	(256,486)	(790,403)
Foreign currency translation effects	21,493	27,788	49,281
Actuarial loss on defined benefit plan	(99,246)	(81,712)	(180,958)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,085	192	1,277

Total	(595,585)	(310,218)	(905,803)

Attributable to:
Owners of the Company	(587,173)	(218,298)	(805,471)
Non-controlling interests	(8,412)	(91,920)	(100,332)

	December 31, 2017	Comprehensive (loss) income	December 31, 2018
Foreign currency translation effects	(372,343)	(161,574)	(533,917)
Gain on cash flow hedge in joint ventures	14,610	6,883	21,493
Actuarial loss on defined benefit plan	(44,937)	(54,309)	(99,246)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	841	244	1,085

Total	(386,829)	(208,756)	(595,585)

Attributable to:
Owners of the Company	(394,212)	(192,961)	(587,173)
Non-controlling interests	7,383	(15,795)	(8,412)

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

16	Earnings per share

Accounting policy

a)	Basic earnings per share

Basic earnings per share is calculated by dividing:

i. the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares; and

ii.by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements (share-based payment) in ordinary shares issued during the year and excluding treasury shares (Note 15).

b)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

i. the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

ii. the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Profit attributable from to ordinary equity holders for basic earnings—basic	1,316,341	975,448	551,021
Profit attributable from to ordinary equity holders for basic earnings—continued operation—basic	1,305,320	1,003,678	591,220
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(5,714)	(2,882)	(1,352)

Profit attributable to ordinary equity holders adjusted for the effect of dilution	1,310,627	972,566	549,669
Profit attributable to ordinary equity holders adjusted for the effect of dilution—Continued operation	1,299,606	1,000,796	589,868
Basic number of shares outstanding—In thousands of shares	227,560	244,065	262,999
Effect of dilution:
Dilutive effect of stock option plan	8,530	10,061	5,553

Diluted number of shares outstanding—In thousands of shares	236,090	254,126	268,552
Earnings per share
Earnings per share—basic	R$ 5.785	R$ 3.997	R$ 2.095
Earnings per share—diluted	R$ 5.551	R$ 4.112	R$ 2.047
Earnings per share—Continued operation
Earnings per share—basic	R$ 5.736	R$ 3.827	R$ 2.248
Earnings per share—diluted	R$ 5.505	R$ 3.950	R$ 2.196

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The non-controlling interests of the indirect subsidiary Brado Logística S.A. (“Brado”) have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

17	Revenue

Accounting policy

The Company recognizes revenues from the following main sources:

i.	Sale of products

The Company operates in the production and distribution of lubricants including the brands Mobil and Comma, as well as the production and distribution of biomass pellets. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

The Company recognizes sales revenues upon delivery to the customer as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price be allocated to different performance obligations based on the independent selling price, in which revenues are identified, measured and recorded separately.

Trade incentives, including cash incentives, discounts and volume rebates, and free or discounted goods or services, are accounted for as a reduction of revenue.

Discounts, rebates, credits, price concessions, performance bonuses and similar incentives are treated as variable consideration and included in the transaction price at the company’s best estimate, and is included in revenue to the extent that it is highly probable that there will be no significant reversal of the cumulative amount of revenue when any pricing uncertainty is resolved.

ii.	Services provided

The Company provides gas distribution services through the subsidiary Comgás and logistics services through the subsidiary Cosan Logística. The fair value and selling prices of individual services are broadly similar.

iii.	Billed revenue

The company provides gas distribution services through the subsidiary Comgás. Fair value and service selling prices are conveniently released and recognized when its value is measured reliably, recognized as having no result at the same volume as those delivered to customers based on the monthly measurements performed.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

iv.	Unbilled revenue

Refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience with similar operation, the unbilled estimated amount will not significantly differ from actual amounts.

v.	Services rendered

Are recognized when the amount of revenue can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company, when the stage of completion of the transaction at the end of the reporting period can be measured reliably, as well as when its amount and related costs can be measured reliably. Service prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue in other liabilities and recognized in revenue when the services are rendered.

vi.	Deferred revenue

Consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

vii.	Infrastructure concessions

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at finishing stage of the work.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

The following is an analysis of the Company’s revenue for the year from continuing operations:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Gross revenue from sales of products and services	23,703,245	19,609,252	15,831,058
Construction revenue	813,341	415,753	351,193
Indirect taxes and deductions	(3,905,177)	(3,190,237)	(2,603,230)

Net sales	20,611,409	16,834,768	13,579,021

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
At a point in time
Gas distribution	8,636,221	6,363,617	5,118,087
Lubricants and basic oil	3,916,504	3,414,536	2,097,450
Other	64,682	60,641	68,576

	12,617,407	9,838,794	7,284,113
Over time
Transportation	6,548,109	5,715,450	4,993,849
Port elevation	351,563	303,800	330,800
Construction revenue	813,341	415,753	351,193
Other services	317,960	601,098	653,771

	8,030,973	7,036,101	6,329,613
Elimination	(36,971)	(40,127)	(34,705)

Total of net sales	20,611,409	16,834,768	13,579,021

18	Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Raw materials (i)	(8,820,166)	(7,240,508)	(4,755,506)
Construction cost	(813,341)	(415,753)	(351,193)
Salaries and wages	(2,244,252)	(1,998,898)	(1,973,951)
Selling expenses	(26,168)	(30,139)	(82,941)
Transportation expenses	(1,867,196)	(1,695,600)	(1,533,050)
Leases and concessions expenses	—	(212,081)	(193,252)
Leases expenses	(48,182)	(14,157)	(15,234)
Depreciation and amortization	(2,247,330)	(2,051,824)	(1,928,423)
Other	(452,526)	(444,119)	(382,927)

	(16,519,161)	(14,103,079)	(11,216,477)
Cost of sales	(14,160,233)	(12,108,305)	(9,224,314)
Selling expenses	(1,122,866)	(1,019,234)	(1,068,451)
General and administrative expenses	(1,236,062)	(975,540)	(923,712)

	(16,519,161)	(14,103,079)	(11,216,477)

i.

The increase in raw material costs during the year ended December 31, 2019, refers to the increase in unit gas cost of Comgás segment operations added to the increase in Moove segment operations, production and distribution of lubricants, represented by the businesses of Cosan SRL, TTA, Lubrigrupoll and Metrolube.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

19	Other income (expenses), net

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Sales of credit rights (iii)	410,000	—	1,039,966
Tax extemporary credits (ii)	165,398	199,027	—
Gain on price cause indemnity	50,284	—	—
Revenue from sale of scrap	45,566	45,952	41,040
Indemnity (i)	—	726,000	—
Insurance reimbursement scrap	—	5,345	22,804
Loss on disposal of non-current assets and intangibles	(35,274)	(956)	(32,294)
Depreciation of use rights (iv)	(40,545)	—	—
Impairment	—	(72,448)	—
Net effect of legal proceedings, recoverable and tax installments	(105,153)	(115,383)	(172,659)
Other	(85,590)	(40,255)	(9,082)

	404,686	747,282	889,775

i.

In 2018, the subsidiary Comgás and the supplier Petrobras settled judicial dispute that were not related to the cost of gas. As a result was recognized an indemnification in the net amount of R$ 726,000.

ii.	In 2019, gain on the the exclusion of ICMS in the calculation of the tax basis of PIS and COFINS (note 6).
iii.

In 2019, gain in recognition of assignment of “credit rights”, for the amount of R$ 410,000 plus additional payments applicable to applications of 95% of the difference between the net amount received by the Union credit rights for assignment less or return of assignees on a basis of R$ 410,000, resulting from (i) indemnity action, applied to the condemnation of the Union due to the fixing of prices of sugar and alcohol below its cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2018 and application of 95% of the net difference received by the Union credit rights for the assignment less or return of the assignees.

iv.	Depreciation cost of the Malha Central grant.

20	Finance results

Accounting policy

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Foreign exchange gains and losses on financial assets and financial liabilities are reported on a net basis as financial income or financial cost, depending on whether the net foreign currency fluctuations result in a gain or loss position.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

Details of finance income and costs are as follows:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Cost of gross debt
Interest on debt	(1,626,911)	(1,595,140)	(1,774,523)
Monetary and exchange rate variation	(438,430)	(1,488,293)	(198,716)
Derivatives and fair value measurement	764,816	1,530,494	(34,073)
Amortization of borrowing costs	(56,397)	(54,007)	(38,594)
Finance and warranties on debt	(65,207)	(107,692)	(157,033)

	(1,422,129)	(1,714,638)	(2,202,939)
Income from financial investment and exchange rate in cash and cash equivalents	407,701	437,583	578,590

Cost of debt, net	(1,014,428)	(1,277,055)	(1,624,349)
Other charges and monetary variations
Interest on other receivables (i)	435,498	460,886	120,063
Interest on other liabilities	(302,620)	(87,499)	48,717
Monetary variation on leases and concessions agreements	(190,272)	(186,259)	(244,198)
Monetary variation on leases	(368,968)	(105,085)	(131,185)
Advances on real state credits	—	(5,091)	(20,171)
Interest on shareholders’ equity	(18,726)	(13,011)	(16,883)
Interest on contingencies and contracts	(222,617)	(227,825)	(511,081)
Bank charges and other	(196,230)	(94,505)	(351,627)
Exchange variation	(89,260)	(62,978)	(2,638)

	(953,195)	(321,367)	(1,109,003)

Finance results, net	(1,967,623)	(1,598,422)	(2,733,352)

Reconciliation
Finance expense	(3,690,578)	(2,836,763)	(3,687,335)
Finance income	974,604	1,032,158	870,750
Foreign exchange, net	(526,946)	(1,552,366)	(199,471)
Derivatives	1,275,297	1,758,549	282,704

Finance results, net	(1,967,623)	(1,598,422)	(2,733,352)

(i)	The main impact on this balance refers to the recognition of financial interest of tax extemporary credits (note 6).

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

21	Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian Reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards and foreign currency options
Market risk – interest rate	Cash and cash equivalents, marketable securities, restricted cash, loans, borrowings and debentures, leases, derivative and real state credit certificates	(i) Sensitivity analysis	Interest rate swaps
Credit risk	Cash and cash equivalents, marketable securities, restricted cash, trade receivables, derivatives, receivables from related parties and dividends	(i) Aging analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, real state credit certificates, payables to related parties and dividends	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities

The Company’s risk management is predominantly controlled by a central treasury department under policies approved by the board of directors. Company treasury identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i.	Foreign exchange risk

As at December 31, 2019 and December 31, 2018, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar (US$) and Euro (€):

	December 31, 2019	December 31, 2018
Cash and cash equivalents	901,718	1,285,156
Trade receivables	22,771	51,734
Trade payables	(86,732)	(245,885)
Loans, borrowings and debentures	(16,245,131)	(13,480,808)
Leases	(65,348)	—
Contingent consideration payable	(184,370)	(64,969)
Derivative financial instruments (notional)	13,621,791	11,064,567

Foreign exchange exposure, net	(2,035,301)	(1,390,205)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real to U.S. Dollar and Euro (€) at December 31, 2019 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar and Euro (€) exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	currency fluctuation	(3,292)	118,226	236,452	(118,226)	(236,452)
Trade receivables	currency fluctuation	(159)	5,648	11,297	(5,648)	(11,297)
Trade payables	currency fluctuation	599	(21,533)	(43,068)	21,533	43,068
Exchange rate derivatives	currency fluctuation	(98,904)	3,501,571	7,003,143	(3,501,571)	(7,003,143)
Loans, borrowings and debentures	currency fluctuation	85,159	(3,046,322)	(6,092,643)	3,046,322	6,092,643
Leases	currency fluctuation	452	(16,224)	(32,448)	16,224	32,448
Contingent consideration payable	currency fluctuation	1,276	(45,773)	(91,547)	45,773	91,547

Impacts on profit or loss		(14,869)	495,593	991,186	(495,593)	(991,186)

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$) and (R$/Euro)
		Scenario
	December 31, 2019	Probable	25%	50%	-25%	-50%
U.S.$	4.0307	4.0028	5.0035	6.0043	3.0021	2.0014
Euro	4.5305	4.4832	5.6040	6.7248	3.3624	2.2416

ii.	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	Scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	341,188	63,239	121,286	(54,722)	(114,033)
Marketable securities	137,082	34,271	68,541	(34,271)	(68,541)
Consideration asset	(930)	33,426	66,853	(33,426)	(66,853)
Restricted cash	6,508	1,627	3,254	(1,627)	(3,254)
Leases	(486,172)	(2,636)	(5,272)	2,636	5,272
Derivative financial instruments	—	(1,110,374)	(2,015,409)	1,138,647	2,181,199
Loans, borrowings and debentures	(1,704,255)	249,622	534,480	(249,622)	(534,480)
Other financial liabilities	(167,605)	(41,901)	(83,803)	41,901	83,803

Impacts on profit or loss	(1,874,184)	(772,726)	(1,310,070)	809,516	1,483,113

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	4.40%	5.50%	6.60%	3.30%	2.20%
CDI	4.40%	5.50%	6.60%	3.30%	2.20%
TJLP462 (TJLP + 1% p.a.)	5.90%	7.13%	8.35%	4.68%	3.45%
TJLP	4.90%	6.13%	7.35%	3.68%	2.45%
IGPM	4.10%	5.12%	6.15%	3.07%	2.05%
IPCA	3.60%	4.50%	5.40%	2.70%	1.80%
Fed Funds	1.40%	1.75%	2.10%	1.05%	0.70%
Libor	1.89%	2.36%	2.83%	1.41%	0.94%

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	8,472,274	3,621,798
Marketable securities	3,115,503	4,202,835
Trade receivables	1,814,394	1,588,192
Derivative financial instruments	3,824,410	2,548,857
Receivables from related parties	173,341	135,070
Dividends receivable	23,252	27,320
Restricted cash	147,910	115,124

	17,571,084	12,239,196

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2019	December 31, 2018
AAA	11,538,846	8,911,418
AA	4,021,251	1,577,196

	15,560,097	10,488,614

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2019					December 31, 2018
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,151,847)	(3,313,175)	(17,635,460)	(17,954,344)	(43,054,826)	(38,442,908)
Trade payables	(2,190,264)	—	—	—	(2,190,264)	(1,923,920)
Other financial liabilities	(543,879)	—	—	—	(543,879)	(455,702)
Tax installments—REFIS	(8,743)	(5,774)	(12,185)	(180,714)	(207,416)	(232,358)
Leases	(741,732)	(691,696)	(2,072,211)	(8,161,320)	(11,666,959)	(837,662)
Derivative financial instruments	400,781	191,234	1,725,708	2,079,274	4,396,997	3,453,882
Payables to related parties	(392,458)	—	—	—	(392,458)	(355,971)
Dividends payable	(214,104)	—	—	—	(214,104)	(187,415)

	(7,842,246)	(3,819,411)	(17,994,148)	(24,217,104)	(53,872,909)	(38,982,054)

22	Post-employment benefits

Accounting policy

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Defined contribution

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

The Company provides defined contribution plans to all employees. The plan assets are held Futura plan (Futura II – Supplementary Pension Entity) and Comgás Pension Plan – PLAC. The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

b)	Defined benefit

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.

Gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

Some of the Company’s pension plan, even though it is substantially defined contribution, has a variable component, whose risk is linked to the payment of minimum benefit and to the increase of the future contributions of the sponsors in the benefits in the event of Death Tax of the active taxpayer as well as in Disability Retirement, limited to three salaries. Any actuarial liability calculated, is recorded by the Company.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

i.	higher survival to that specified in mortality tables;

ii.	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

iii.	real family structure of different retirees established hypothesis.

	December 31, 2019	December 31, 2018
Defined contribution
Futura II	361	252
Defined benefit
Futura	74,093	75,298
Comgás	630,549	504,320

	704,642	579,618

Total	705,003	579,870

a)	Defined contribution

During the year ended December 31, 2019, the amount of sponsor contributions to the plans was R$ 215 (R$ 459 and R$ 327 on December 31, 2018 and 2017, respectively).

b)	Defined benefit

The Company contributes to the following post-employment defined benefit plans

i.

Futura: The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon—Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2019, the amounts of contributions totaled R$ 4,349 (R$ 4,138 and R$ 3,896 for the years ended December 31, 2018 and 2017, respectively). The weighted average duration of obligation is 11.87 years. In 2019 the subsidiary expects to make a contribution in the amount of R$ 4,400 in relation to its defined benefit plan; and

ii.	Comgás: Obligations relating to post-employment benefit plans, which include medical assistance and incentive retirement, sick pay and disability benefits are recorded.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The defined pension plan is governed by employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provide depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2019, the amounts of contributions totaled R$ 30,151 (R$ 26,808 and R$ 22,796 for the years ended December 31, 2018 and 2017, respectively). The weighted average duration of obligation is 16.5 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2019	December 31, 2018
Actuarial obligation at beginning of the year	1,012,792	905,874
Current service cost	480	584
Interest expense	91,849	83,476
Actuarial (gain) loss arising from financial assumptions	211,030	25,583
Actuarial (gain) loss arising from experience adjustment	(1,216)	58,550
Actuarial gains and losses arising from adjustments to demographic assumptions	—	(447)
Benefits payment	(65,305)	(60,828)

Actuarial obligation at the end of the year	1,249,630	1,012,792

Fair value of plan assets at the beginning of the year	(433,174)	(420,616)
Interest income	(39,299)	(38,648)
Earnings on assets greater than discount rate	(105,417)	(3,792)
Contributions paid	(32,403)	(30,946)
Benefit payments	65,305	60,828

Fair value of plan assets at the end of the year	(544,988)	(433,174)
Surplus for the year	704,642	579,618

Net defined benefit liability	704,642	579,618

Total expense recognized in profit or loss is as follow:

	December 31, 2019	December 31, 2018
Current service cost	(480)	(717)
Interest expense	(45,601)	(48,404)

	(46,081)	(49,121)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2019	December 31, 2018
Accumulated at the beginning of the year	170,702	226,129
Actuarial loss arising from financial assumptions	(211,030)	(25,583)
Actuarial gain (loss) arising from experience adjustment	1,216	(33,636)
Earnings on assets greater than discount rate	105,417	3,792

Accumulated at the end of the year	66,305	170,702

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The plan assets are comprised of the following:

	December 31, 2019		December 31, 2018
	Amount	%	Amount	%
Fixed income bonds	540,804	99.80%	419,182	96.77%
Variable-income securities	—	—	10,959	2.53%
Other	84	0.20%	3,032	0.70%

	540,888	100.00%	433,173	100.00%

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as level 1 and level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets in determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		COMGAS
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
Discount rate	7.28%	9.50%	7.43%	9.30%
Inflation rate	3.70%	4.20%	3.70%	4.00%
Future salary increases	N/A	N/A	6.81%	7.12%
Increase in pension plans	3.70%	4.20%	6.81%	7.12%

Sensitivity analysis

Change in the discount rate for the statement of financial position date in one of the relevant actual assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.50%	-0.50%
Futura	(34,743)	31,597
COMGAS	(42,545)	48,426

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

23	Share-based payment

Accounting policy

The fair value of share-based payment benefits at the grant date is recognized as employee benefit expense with a corresponding increase in shareholders’ equity for the period in which employees unconditionally acquire the right to benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the conditions of service and non-market acquisition conditions will be met in such a way that the amount finally recognized as an expense is based on the number of actions that actually meet the conditions of the service and non-market acquisition conditions on the date the vesting date is acquired. For non-vesting share-based payment benefits, the fair value on the grant date of the share-based payment is measured to reflect such conditions and there is no change to the difference between expected and actual benefits.

On May 21, 2019, the Board of Directors approved the replacement of the 5,029,000 stock option plans to the stock-based compensation plan, whose participants may opt for voluntary membership. If all participants sign-off the replacement, 2,396,110 shares of subsidiary Cosan S.A. will be granted in replacement of the currently existing options and the fair value remeasured. In the modification, an incremental cost of R$ 52,897 was calculated, of which R$ 29,294 was immediately recognized in the income statement and R$ 23,603 will be recognized over the vesting of each program.

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Replaced	Available
Stock option programs
August 18, 2011—(A)	Cosan S.A.	1 to 7	4,825,000	(4,825,000)	—	—
August 18, 2011—(B)	Cosan S.A.	1 to 12	5,000,000	(2,500,000)	(2,500,000)	—
December 12, 2012—(C)	Cosan S.A.	1 to 7	700,000	(560,000)	(140,000)	—
April 24, 2013	Cosan S.A.	5 to 7	970,000	(120,000)	(850,000)	—
April 25, 2014	Cosan S.A.	5 to 7	960,000	(80,000)	(880,000)	—
August 31, 2015	Cosan S.A.	5 to 7	759,000	(100,000)	(659,000)	—

			13,214,000	(8,185,000)	(5,029,000)	—

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

a)	Description of share-based payment arrangements

i.	Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to fair value of the equity instruments on the date on which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the employees become fully entitled to the award. A corresponding credit is recognized within equity. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Non-vesting conditions, such as the condition that employees contribute to a savings-related plan, are taken into account in the grant-date fair value, a failure to meet a non-vesting condition, where this within the control of the employee is treated as a cancellation and any remaining unrecognized cost is expensed. The Black-Scholes model was developed for use in estimating the fair value of traded options that have on vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility, expected life of the stock option or stock grant and yield. The last two years of historical data shares value of the Company and subsidiaries have been considered in setting the assumptions.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Expected volatility has been based on an evaluation of the historical volatility the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior.

For other equity-settled share-based payment transactions, the goods or services received and the corresponding increase inequity are measured at the fair value of the goods or services received unless their fair value cannot reliably estimated. If the fair value of the goods and services received cannot be reliably estimated, the transaction is measured by reference to the fair value of the equity instruments granted.

ii.	Cash-Settled transactions

The Company has phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant prince. Compensation expense is recognized based on the fair value, measured according to the market-to-market of the Cosan’s shares. Any changes in the liability are recognized in profit or loss.

iii.	Employee share scheme (Stock-based compensation plan)

A scheme under which share may be issued by the company to employees for no cash consideration was approved by shareholders at the 2016 annual general meeting.

Under the scheme, eligible employees may be granted ordinary shares annually for no cash consideration. The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company’s shares are traded on the Stock Exchange. The shares are recognized at the closing share price on the grant date (grant date fair value) as an issue of treasury shares and as part of employee benefit costs in the period the shares are granted.

For equity-settled share based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For awards with graded vesting, the fair value of each tranche is recognized over is respective vesting period. At the end of each reporting year, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(76,990)	197,100
July 31, 2017	Cosan S.A.	5	298,107	(78,948)	219,159
July 31, 2018	Cosan S.A.	5	210,602	—	210,602
July 31, 2019	Cosan S.A.	5	31,031	—	31,031

Subtotal Cosan S.A.			813,740	(155,938)	657,892
April 20, 2017	Comgás	5	61,300	(4,725)	56,575
August 12, 2017	Comgás	5	97,780	(6,000)	91,780
August 1, 2018	Comgás	5	96,787	—	96,787
July 31, 2019	Comgás	5	83,683	—	83,683

Subtotal Comgás			339,550	(10,725)	328,825
October 1, 2015	Rumo S.A	5	1,485,900	(214,000)	1,271,900
January 2, 2017	Rumo S.A	5	1,476,000	(185,700)	1,290,300
September 1, 2017	Rumo S.A	5	870,900	(120,200)	750,700
August 1, 2018	Rumo S.A	5	1,149,544	(75,821)	1,073,723
August 15, 2019	Rumo S.A	5	843,152	(1,589)	841,563

Subtotal Rumo S.A.			5,825,496	(597,310)	5,228,186
August 18, 2017 (ii)	Cosan Limited	5	3,530,163	(3,530,163)	—

Subtotal Cosan Limited			3,530,163	(3,530,163)	—
Stock grant—Modification
August 18, 2011—(B) (i)	Cosan S.A.	1 a 12	1,501,626	(1,050,752)	450,874
December 12, 2012—(C)	Cosan S.A.	1 a 7	24,647	(24,647)	—
April 24, 2013	Cosan S.A.	5 a 7	122,123	(107,223)	14,900
April 25, 2014	Cosan S.A.	5 a 7	283,808	(251,552)	32,256
August 31, 2015	Cosan S.A.	5 a 7	463,906	(157,242)	306,664

Subtotal Cosan S.A.			2,396,110	(1,591,416)	804,694
August 18, 2011—(B)	Cosan Logística	1 a 12	162,464	(79,448)	83,016
December 12, 2012—(C)	Cosan Logística	1 a 7	277	(277)	—
April 24, 2013	Cosan Logística	5 a 7	1,926	(1,059)	867
April 25, 2014	Cosan Logística	5 a 7	23,682	(12,966)	10,716

Subtotal Cosan Logística S.A.			188,349	(93,750)	94,599
Cash-settled transactions

September 21, 2017	Cosan Limited	5	255,000	—	255,000

Subtotal Cosan Limited			255,000	—	255,000
July 31, 2019	Moove	5	132,670	—	132,670

Subtotal Moove			132,670	—	132,670

Total			13,481,078	(5,979,212)	7,501,866

(i)	There was a settlement of 661,620 cash shares in the amount of R$ 45,777 and delivery of 243,660 shares with impact on shareholders’ equity in the amount of R$ 14,320.
(ii)

There were 650,000 shares were granted to new members in the year ended December 31, 2019. In addition, 1,606,531 shares were exercised, of which 1,476,531 to members already participating in the plan and 130,000 to the member of said shares granted in the period.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Measurement of fair values

The weighted average fair value of the programs granted during the financial years ended December 31, 2019 and 2018 principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A		Comgás		Rumo S.A
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Weighted average fair value at grant date	50.88	36.06	78.58	36.37	22.17	13.94
Weighted average of key assumptions:					—	—
Share price at grant date	50.88	38.61	78.58	54.25	22.17	13.94
Risk-free interest rate	6.82%	15.00%	6.82%	10.56%	6.28%	10.93%
Dividend yield	—	2.86%	—	7.19%	—	—
Volatility factor	36.50%	33.70%	32.80%	32.38%	27.46%	31.91%

b)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total
At December 31, 2018 (i)	6,121,500	5,695,601	11,817,101
Granted	—	957,866	957,866
Vested	(18,261)	(945,169)	(963,430)
Transferred	(2,584,459)	2,584,459	—
Cancelled	(3,518,780)	(790,891)	(4,309,671)

At December 31, 2019	—	7,501,866	7,501,866

(i)	Weighted-average exercise price was 33.77

c)	Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the year ended December 31, 2019 and 2018 was as follows:

	Stock option programs	Stock grant programs	Total
December 31, 2017	5,972	59,967	65,939
December 31, 2018	5,826	52,580	58,406
December 31, 2019 (i)	1,627	94,585	96,212

(i)	There is incremental cost recognition in income for the year.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

24	Operation discontinued

On December 2, 2019, the subsidiary Cosan S.A. sold its interest in Cosan Biomassa S.A. to the jointly-controlled subsidiary Raízen Energia S.A. for R$ 1 (One Real). Considering the unsecured liability of R$ 47,531, plus the 11-month result of this entity of R$ 15,386 and other transaction expenses of R$ 21,124, generating a gain in the amount of R$ 11,021. Accordingly, as presented below and also required by IFRS 5—Non-current assets held for sale and discontinued operations—the Company is changing the presentation of its income statements and cash flow statements for the years ended on December 2018 and 2017.

	December 31, 2018 (Published)	Discontinued operation	December 31, 2018 (Restated)	December 31, 2017 (Published)	Discontinued operation	December 31, 2017 (Restated)
Gross profit	4,724,016	2,447	4,726,463	4,350,253	4,454	4,354,707
Selling, general and administrative expenses	(2,005,319)	10,545	(1,994,774)	(2,003,953)	11,790	(1,992,163)
Other income (expenses), net	738,151	9,131	747,282	877,599	12,176	889,775

Profit before equity in earnings of investees, financial results and taxes	3,456,848	22,123	3,478,971	3,223,899	28,420	3,252,319

Interest in earnings of associates	51,473	(6,407)	45,066	17,162	(6,368)	10,794
Interest in earnings of joint ventures	946,282	—	946,282	985,090	—	985,090

Equity in earnings of investees	997,755	(6,407)	991,348	1,002,252	(6,368)	995,884
Finance results, net	(1,610,936)	12,514	(1,598,422)	(2,751,499)	18,147	(2,733,352)

Profit before tax	2,843,667	28,230	2,871,897	1,474,652	40,199	1,514,851
Income taxes	(760,487)	—	(760,487)	(428,355)	—	(428,355)

Profit from continuing opertions	2,083,180	28,230	2,111,410	1,046,297	40,199	1,086,496

Loss from discontinued operations, net of taxes	—	(28,230)	(28,230)	—	(40,199)	(40,199)

Profit for the year	2,083,180	—	2,083,180	1,046,297	—	1,046,297

Profit attributable to:
Owners of the Company	975,448	—	975,448	551,021	—	551,021
Non-controlling interests	1,107,732	—	1,107,732	495,276	—	495,276

	2,083,180	—	2,083,180	1,046,297	—	1,046,297

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2018 (Published)	Discontinued operation	December 31, 2018 (Restated)	December 31, 2017 (Published)	Discontinued operation	December 31, 2017 (Restated)
Cash flow from operating activities
Profit before taxes	2,843,667	28,230	2,871,897	1,474,652	40,199	1,514,851
Adjustments for:
Depreciation and amortization	2,061,344	(9,520)	2,051,824	1,938,393	(9,970)	1,928,423
Equity in subsidiaries and associates	(997,755)	6,407	(991,348)	(1,002,252)	6,368	(995,884)
Indexation charges, interest and exchange, net	1,819,710	(12,673)	1,807,037	2,861,772	(16,372)	2,845,400
Provisions for employee benefits	184,859	(631)	184,228	166,298	(2,193)	164,105
Other	(686,644)	2,089	(684,555)	(583,889)	126	(583,763)

	5,225,181	13,902	5,239,083	4,854,974	18,158	4,873,132
Variation in:
Trade receivables	(172,743)	25,833	(146,910)	(252,079)	(338)	(252,417)
Inventories	(8,784)	(3,175)	(11,959)	(40,224)	(440)	(40,664)
Other current tax, net	(639,112)	3,234	(635,878)	(338,192)	112,223	(225,969)
Related parties, net	(54,871)	(2,496)	(57,367)	(1,215)	(493)	(1,708)
Trade payables	381,849	(10,795)	371,054	174,248	1,736	175,984
Employee benefits	(160,740)	2,289	(158,451)	(121,540)	1,822	(119,718)
Other assets and liabilities, net	(223,974)	(6,207)	(230,181)	(24,868)	2,356	(22,512)
Discontinued operation	—	(22,585)	(22,585)	—	(23,790)	(23,790)
Other	1,031,122	—	1,031,122	(163,003)	(111,234)	(274,237)

Cash flow from operating activities	5,377,928	—	5,377,928	4,088,101	—	4,088,101

Marketable securities	(148,306)	(945)	(149,251)	(2,331,232)	2,189	(2,329,043)
Additions to property, plant and equipment, intangible assets, contract assets and right to use	(2,628,241)	87	(2,628,154)	(2,457,458)	392	(2,457,066)
Discontinued operation	—	858	858	—	(3,270)	(3,270)
Other	1,277,778	—	1,277,778	1,211,328	689	1,212,017

Cash flow from investment activities	(1,498,769)	—	(1,498,769)	(3,577,362)	—	(3,577,362)

Loans, borrowings and debentures raised	3,761,058	(53,949)	3,707,109	6,248,712	(143,380)	6,105,332
Amortization of principal on loans, financing and debentures	(5,342,670)	19,444	(5,323,226)	(3,839,633)	137,672	(3,701,961)
Payment of interest on loans, borrowings and debentures	(1,465,666)	10,941	(1,454,725)	(1,602,034)	10,485	(1,591,549)
Derivative financial instruments, net	287,286	(439)	286,847	(274,701)	2,105	(272,596)
Discontinued operation	—	24,003	24,003	—	32,161	32,161
Other	(2,346,416)	—	(2,346,416)	(1,098,092)	(39,043)	(1,137,135)

Cash flow from financing activities	(5,106,408)	—	(5,106,408)	(565,748)	—	(565,748)

Increase (decrease) in cash and cash equivalents	(1,227,249)	—	(1,227,249)	(55,009)	—	(55,009)
Cash and cash equivalents at beginning of year	4,555,177	—	4,555,177	4,499,588	—	4,499,588
Effect of exchange rate fluctuations on cash held	293,870	—	293,870	110,598	—	110,598
Cash and cash equivalents at end of year	3,621,798	—	3,621,798	4,555,177	—	4,555,177

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

25	Subsequent events

25.1	Contribution of equity interest

On January 14, 2020, the Company contributed to the share capital of the wholly-owned subsidiary Distribuidora de Gás Participações S.A. (“DG”) the totality of the shares it held in Comgás, that is, 103,699,333 common shares and 27,682,044 preferred shares, equivalent to 99.15% of the total share capital of Comgás, for the amount of R $ 2,861,936.

As it is a common control transaction, there are no effects on the consolidated financial statements. The investment in Comgás will be derecognized by Cosan S.A. and the investment in DG for the same amount will be recognized.

25.2	Early redemption of the 2nd issue of debentures

On January 16, 2020, the term for optional voluntary early redemption of the 2nd issue of simple debentures by Cosan SA ended. Debentures holders that are redeemed in advance are executed only at the unit face value of the debentures, plus the remuneration calculated temporarily from the last payment details of the debentures on August 28, 2019 until the redemption data.

The amount paid as a redemption was R$ 1,735,203 and, therefore, the debentures were fully settled.

25.3	Receipt of interim dividends

On January 28, 2020, the indirect subsidiary Comgás deliberated and approved the payment of interim dividends in the amount of R$ 135,907, distributed based on the results for the year of 2019. Considering the equity interest contribution made on January 14, 2020, such dividends were paid to DG.

25.4	Succession in the executive board

The Board of Directors approved the proposal for succession of the Chief Executive Officer and Legal Vice-President of Cosan SA, as suggested by the People Committee, in which Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela, respectively, will dedicate themselves exclusively to the Boards and Group Committees as of April 1, 2020. Luis Henrique Cals de Beauclair Guimarães, current president of Raízen Energia S.A. and Raízen Combustíveis S.A., and Maria Rita de Carvalho Drummond, current Legal Director of Cosan SA, will assume, respectively, the presidency and legal vice-presidency of the Company on the same date.

25.5	Acquisition of Compass

On January 30, 2020, the Company acquired, through its subsidiary Comercializadora de Gás S.A., control of the companies Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. (“Compass”) for the amount of R$ 95,000. The purpose of the investment is to enter the electricity trading business.

26	New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the IASB, but are not effective for annual periods beginning after January 1, 2019. Although early adoption is permitted, the Company did not adopt them in advance in the preparation of these consolidated financial statements.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

26.1	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for reporting periods beginning on or after January 1, 2022, with comparative figures required. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

No other new accounting standards issued or in force during the fiscal year had or should have a material impact on these interim consolidated financial statements.

26.2	Definition of Material – Amendments to IAS 1 and IAS 8

The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application is not permitted.

26.3	Amendments to References to the Conceptual Framework in IFRS Standards

Together with the revised Conceptual Framework, which became effective upon publication on 29 March 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January 1, 2020, with earlier application are not permitted.

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

26.4	Amendments to IFRS 3

Definition of a business

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application is not permitted.

26.5	IFRS 10 and IAS 28 (amendments)

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is not permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Company’s consolidated financial statements in future periods should such transactions arise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer